Exhibit 99.2

INVESTOR DAY October 11, 2023

2 VINCI PARTNERS INVESTOR DAY 2023 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 VINCI PARTNERS INVESTOR DAY 2023 Agenda Vinci Partners Outlook Introduction Anna Castro IR Manager Opening Remarks and Strategic Partnership with Ares Alessandro Horta Chief Executive Officer Alternative Market and Opportunities Bruno Zaremba Chairman of Private Equity and Head of Investor Relations Brazil Outlook José Carlos Carvalho Chief Economist One - Stop Shop For Alternative Investments Private Equity Carlos Eduardo Martins and Gabriel Felzenszwalb Co - heads of Private Equity Impact and Return José Pano Head of Impact and Return Infrastructure José Guilherme Souza Head of Infrastructure Real Estate Leandro Bousquet Head of Real Estate Private Credit Marcello Almeida Head of Private Credit Vinci SPS Marcelo Mifano Head of Vinci SPS Investment Products and Solutions Fernando Lovisotto CIO and Head of Liquid Strategies Public Equities Roberto Knoepfelmacher Head of Public Equities Retirement Services Alessandro Horta Chief Executive Officer Moving Forward … Financial Overview Bruno Zaremba Chairman of Private Equity and Head of Investor Relations Final Remarks Alessandro Horta Chief Executive Officer Q&A Section

OPENING REMARKS Alessandro Horta Chief Executive Officer

5 VINCI PARTNERS INVESTOR DAY 2023 What we want investors to understand Our unique investment platform in Brazil Our long - term strategy Goals for today Our growth opportunities

6 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years? Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5.

Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5. 7 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years?

Vinci is a well - established and robust one - stop shop platform diversified across products and services, which puts us in a privileged position to capture the expected transformational savings migration in Brazil

9 VINCI PARTNERS INVESTOR DAY 2023 Notes: Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting from fun ds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. Source : Vinci Partners Building up Vinci Partners: a history of growth and diversification AUM¹ Evolution ( R$bn ) 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2Q’23 2 6 11 15 17 18 20 19 21 24 35 50 57 63 65 Structuring Scaling Diversification Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial markets

10 VINCI PARTNERS INVESTOR DAY 2023 Building up Vinci Partners: a history of growth and diversification 2009 Private Markets Financial Advisory Liquid Strategies Private Equity Hedge Funds Commingled Funds VCP Strategy Structuring

2014 IP&S Private Markets Financial Advisory Liquid Strategies Private Equity Hedge Funds Commingled Funds Private Credit Infrastructure Exclusive Mandates Fixed Income Offshore Strategy Public Equities Exclusive Mandates Dividend Strategy Long - Only Real Estate Development Shopping Mall Offices VCP Strategy Exclusive Mandates International Commingled Funds ( FoF ) FIDC Corporate Credit Structured/ Multi - strategy Real Estate Credit Structuring Building up Vinci Partners: a history of growth and diversification 11 VINCI PARTNERS INVESTOR DAY 2023

2019 IP&S Private Markets Financial Advisory Liquid Strategies Private Equity Hedge Funds Commingled Funds Private Credit Infrastructure Exclusive Mandates Fixed Income Offshore Strategy Public Equities Exclusive Mandates Dividend Strategy Long - Only Real Estate Development Shopping Mall Offices VCP Strategy Exclusive Mandates International Commingled Funds ( FoF ) FIDC Corporate Credit Structured/ Multi - strategy Real Estate Credit Financial Instrument Industrial Impact and Return Exclusive Mandates Infrastructure Credit Power Commingled (Pension) Pension Plans Diversification Building up Vinci Partners: a history of growth and diversification 12 VINCI PARTNERS INVESTOR DAY 2023

Building up Vinci Partners: a history of growth and diversification

Scaling


2Q'23
IP&S
Private Markets
Financial Advisory
Liquid Strategies
Private Equity
Impact and Return
VCP Strategy
Private Credit
Agribusiness
Infrastructure Credit
Exclusive Mandates
Real Estate Credit
Structured/ Multi-strategy
Corporate Credit
Infrastructure
Climate Change
Water & Sanitation
Transport & Logistics
Power
FIDC
Private Markets FoF
Pension Plans
Commingled (Pension)
Commingled Funds (FoF)
International
Exclusive Mandates
Real Estate
Commercial Properties
Agribusiness
Industrial
Financial Instrument
Offices
Shopping Mall
Development
Vinci SPS
Platforms
Legal
Corporate
Public Equities
PIPE Strategy
Long-Only
Dividend Strategy
Exclusive Mandates
Hedge Funds
Total Return
Offshore Strategy
Fixed Income
Exclusive Mandates
Commingled Funds

VINCI PARTNERS INVESTOR DAY 2023 13

14 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 We offer a complete portfolio of alternative investment products and solutions Investment Products & Solutions Hedge Funds Public Equities Financial Advisory Retirement Services Vinci SPS Private Credit Real Estate Infrastructure Private Equity R$ 65 bn AUM

15 VINCI PARTNERS INVESTOR DAY 2023 Vinci’s ecosystem sets us apart from competition Private Markets Liquid Strategies IP&S Retirement Services Financial Advisory Asset Origination Leverage from a robust platform with a broad spectrum of strategies to maximize investment opportunities Networking With +40 partners and a number of senior employees ranging from different fields, Vinci broadens its relationships Brand Recognition The proven track record of Vinci’s ecosystem enhances fundraising for new products from different strategies Cross selling within segments Cross selling opportunities as Vinci offers a wide variety of products across different segments that attend to the same client's different capital allocation objectives Joint Venture between Strategies Maximize knowledge and sector expertise of management teams to develop new products

Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5. 16 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years?

Our business model was built to excel in favorable market conditions and to be resilient during challenging ones

18 VINCI PARTNERS INVESTOR DAY 2023 6 17 18 20 19 21 24 35 50 57 63 65 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2Q'23 AUM (R$bn) 5% 3% 4% 5% 6% 7% 8% Long-term Real Interest Rate (NTN-B 2045²) We stand at the beginning of an easing interest rate cycle, having doubled the number of existing strategies employed in the previous cycle. Aug’23 Tightening cycle Easing cycle Tightening cycle # strategies Vinci AUM Evolution¹ (R$ bn) vs. Long - term Real Interest Rate Our proven resilient AUM withstands challenges even in tougher macro scenarios Note: Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting fr om funds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. For periods preceding 2020, CAGR calculation utilizes AUM figure without double coun ting. Source: Vinci Partners, Bloomberg We have consistently capitalized on upcycle environments to enhance our growth CAGR 13 - 15 +9% CAGR 16 - 20 +25% CAGR 20 - 2Q’23 +11% 34 43 58 81

19 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Notes: ¹Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital commitments; ²Institutional Investor base comprises Local Institutional and Institutional Offshore investors; ³Net Revenues as of 2Q’23 LTM; 4 Private Markets include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS Our business model is management fee - centric, with highly visible and integrated recurring revenues of AUM is in long - term products¹ 51% Institutional Investor Base² ~60% of Net Revenues³ come from Private Markets 4 54%

20 VINCI PARTNERS INVESTOR DAY 2023 We went public to strengthen our business model Accelerate Growth Initiatives Talent Retention And Business Perpetuity Support Corporate Development Initiatives

21 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023.. Notes: ¹Considering the target size for funds in the current fundraising process. Leverage our robust balance sheet position to drive FRE growth Proprietary commitments Since the IPO, we have committed R$1 billion of our proprietary capital alongside investors to seed funds… VCP IV VICC Vinci Credit Infra VIR IV … multiplying our seed investments by 10x¹. These commitments enhance our Earnings Power , leveraging FRE and PRE growth . VIAS VFDL

22 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Expand our enduring partnership model through an equity - driven culture New Partners since the IPO 44 in Total Partnership Model 10 Employees benefitted from stock - based compensation 33% of total full - time employees Long - term incentive plans 85 of senior employees have been working at Vinci for more than 5 years Talent Retention 71%

23 VINCI PARTNERS INVESTOR DAY 2023 Pursue inorganic growth to establish the platform as a regional leader COMPLEMENTARY BUSINESS LINES SCALE EXISTING STRATEGIES PLATFORM’S REGIONALIZATION Increase solutions to clients with new investment strategies Expand existing strategies through synergistic acquisitions Expand regional footprint through the acquisition of operations and distribution channels abroad Our inorganic growth efforts can be divided into three main strategies: Multiple opportunities in current pipeline Vinci SPS Acquisition New special situations vertical Substantial potential for fundraising in additional funds Enhanced quality of earnings with long - term AUM Significant long - term PRE upside

24 VINCI PARTNERS INVESTOR DAY 2023 Foster strategic partnerships to enhance business development As a Nasdaq - listed company, we have opened new networking channels, and elevated interactions with leading international players, which led to our newly announced strategic partnership with Ares. 6 Fundraising Tap into incremental fundraising opportunities 6 Governance Enhance governance by partnering with best - in - class and experienced global players 6 Business development Employ the partner's intelligence and track record to optimize business development efforts New Strategic Partnership

What have we delivered since the IPO?

Assets Under Management (R$ bn)



50
65
30%
FY'20
2Q'23

Fee Related Revenues (R$ mm)



300
414
38%
FY'20
2Q'23 LTM

Fee Related Earnings (R$ mm)



151
201
33%
FY'20
2Q'23 LTM

US$1.73
Dividend Per share Since IPO

which represents
~20%
of our current Market Cap[1] in dividends distributed to shareholders

Highlights

- First M&A Transaction since the IPO **Vinci SPS**
- Launch of new segment **Retirement Services**
- **R$12 bn** Organic Fundraising
- **R$1 bn** New GP Commitments[2]
- **R$3 bn** Capital Returned to LPs

As of June 30, 2023, unless otherwise stated.
Notes: [1] Market Cap calculation considers US$10.2/share as of September 29, 2023; [2]Vinci Partners' GP commitments in private market funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups

VINCI PARTNERS INVESTOR DAY 2023 25

Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5. 26 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years?

We have invested time and resources to build a robust and diversified distribution channel based on proprietary and long - term relationships

28 VINCI PARTNERS INVESTOR DAY 2023 Notes: Pictures show partners responsible for each distribution channel. Our multi - channel distribution capabilities Local Institutional 7 | Officers Institutional Offshore 5 | Officers HNWI 9 | Officers Allocators and Distributors 5 | Officers ▪ Brazilian Pension Funds (public and Private) ▪ Insurance Companies ▪ Large and mid - size corporations ▪ Pension Funds ▪ Endowments ▪ Sovereign Funds ▪ Fund of Funds ▪ Asset Managers ▪ Family Offices ▪ HWNI have potential to invest at least R$30mn ▪ Banks ▪ MFOs ▪ Distribution Platforms Marcelo Rabbat Marcelo Gengo Alexandre Damasceno Pedro Quintella Olavo Tortelli Mariano Figueiredo Mariana Biagi Leticia Costa Ronaldo Boruchovitch Public Market Vehicles Listed perpetual funds

Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5. 29 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years?

We have an established and recognized track record of returns

31 VINCI PARTNERS INVESTOR DAY 2023 6 VCE CDI VCI I CDI 110% 174% 95% 126% 6 28% 7% Vinci SPS Strategy CDI 6 Vinci Valorem Vinci Slection Equities Vinci Equilibrio Vinci Retorno Real IMA - B IPCA IPCA CDI 181% 190% 118% 37% 152% 102% 106% 17% 6 477% 1,192% 88% 293% Vinci Mosaico Vinci Gas Dividendos IBOV IBOV Investment Products & Solutions Vinci SPS Public Equities As of June 30, 2023 Note: ¹Track record information is presented throughout this presentation on a pro forma basis and in local currency, excludi ng PIPE investments, a strategy that was discontinued in VCP III. Vinci has been delivering a consistent and attractive investment performance through cycles 6 VCP¹ VIR IBOV IBOV 65% 22% 8% 9% 6 FIP Infra Trasmissão IBOV 60% 9% 6 VISC IFIX VILG IFIX 85% 63% 44% 39% Fund return since inception (R$) Gross IRR since inception (R$) Fund return since IPO (R$) Selected benchmark return in the same period (R$) Real Estate Private Credit Private Equity Infrastructure

Platform Diversification 1. Resilient and Profitable Business Model 2. Fundraising and Distribution Capabilities 3. Consistent and Strong Investment Performance across Strategies 4. Leading Player in the Brazilian Alternative Space 5. 32 VINCI PARTNERS INVESTOR DAY 2023 What has driven Vinci’s success over the years?

Vinci is a distinctive one - stop shop platform in Brazil, with superior track record across key alternative asset classes with access to substantially all pools of capital

34 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Vinci partners’ footprint has a nationwide impact New York Recife Rio de Janeiro São Paulo Ribeirão Preto 261 Full time employees 100 Investment Professionals 28 IR Professionals 133 Support Professionals 5 VINP Offices +100k Portfolio/Invested Assets Employees ~80 Portfolio Companies Presence in All Brazilian States Operating in All Major Industries

35 VINCI PARTNERS INVESTOR DAY 2023 And Brazil is a perfect fit for advancing this agenda As of June 30, 2023, unless otherwise stated. Source : ¹ Prequin ; ²PEI Vinci stands as a leader and pioneer for climate and impact - oriented investments in Brazil total capital raised ($bn) 2,500 2,000 1,500 1,000 500 0 80 60 40 20 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Avg. fund size ($mn) Total capital raised ($bn) Avg fund size ($ mn ) Global renewables - focused fundraising (US$)¹ ~ 70% of DFIs, Pension funds and foundations are increasing their focus towards climate funds². ~ 70% of Global Institutional Investors have or expect to have exposure to Private Market funds with climate agendas over the next twelve months². A Global opportunity is unfolding… Funds with Climate and Impact - oriented Investments VIAS VICC VES Credit Infra VIR IV VIGT Water and Sewage Climate Change Sustainable Energy Credit Infrastructure Credit PE Impact fund Brownfield Renewable and Transmission Yield Assets ~R$5bn AUM of climate and impact - oriented products 6 Strategies Across … and Vinci is in an unique position to capitalize on this enduring trend Article 8

What will drive future growth for Vinci?

37 VINCI PARTNERS INVESTOR DAY 2023 Management focus for the mid - long term Key Focus Strategic partnerships and/or acquisitions Grow and scale our platform organically Expand our footprint internationally

38 VINCI PARTNERS INVESTOR DAY 2023 We have multiple growth drivers Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. We are targeting an organic expansion to R$150 billion of AUM by year - end 2028 2Q’23 R$65 bn 2028 Target ~R$150 bn Scaling Existing Funds Launch of new Private Market strategies Expand Distributions Channels Strategic partnerships and/or acquisitions UPSIDE

39 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. We have five main takeaways for you today 6 Our platform is strategically positioned within the main alternative investment classes , poised to benefit from tailwinds that are fueling its growth 6 Our business model is structured to drive strong growth during favorable market conditions and to remain resilient during tougher scenarios 6 Fundraising and deployment are on strong growth trajectory and realizations are poised to accelerate in future years 6 The alternative market is expanding on a global scale, and emerging markets are in a good position to capture an increasing share in the coming years, with a potential focus on attracting institutional investors 6 The potential for outsized shareholder returns is significant, driven by the growing FRE and the promising upside potential from PRE and GP investments

Our reputation is Vinci Partners’ most important asset. “Our Partners are clients, and our clients are partners.”

VINCI & ARES STRATEGIC PARTNERSHIP Alessandro Horta Chief Executive Officer

42 VINCI PARTNERS INVESTOR DAY 2023 Strategic Partnership Overview Vinci and Ares have signed a Strategic Partnership and Investment ▪ Forming strategic partnership to accelerate growth of Vinci’s platform in Latin America and collaborate on distribution, new products and other strategic areas ▪ More than 10 year relationship among senior partners and strong investment, commercial and cultural fit between organizations ▪ Representative of Ares to be appointed to Vinci’s Board to share best practices (including related to M&A) as Vinci enters a new growth cycle ▪ $100mm preferred investment by Ares to be used for strategic initiatives to accelerate value creation

Ares Management Overview

Integrated investment platform, with approximately $378 billion in AUM across five business groups

Key Information

Founded	1997
AUM[1]	$378bn
Employees	~2,640
Investment Professionals	~910
Global Offices	35+
Direct Institutional Relationships	~1,980
Listing: NYSE – Market Capitalization	$33.0bn[1]

Five Business Groups

Credit	Private Equity	Real Assets	Secondaries	Other Businesses
$250.1bn	$35.5bn	$64.8bn	$23.0bn	$4.2bn

Global Footprint



Note: As of June 30, 2023. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation and registered investment adviser. Past performance is not indicative of future results.
[1] As of October 6, 2023.

VINCI PARTNERS INVESTOR DAY 2023 43

44 VINCI PARTNERS INVESTOR DAY 2023 Strategic Rationale & Key Areas to Collaborate Accelerate M&A in Latin America Put additional liquidity to use by further scaling existing investment platforms in Brazil and expanding into new strategies and geographies across Latin America Best Practices to Accelerate Growth Connectivity across senior and functional leadership supporting Vinci’s goal to be leading, best - in - class alternative investment manager in the Latin American region New Product Development and Investment Collaboration Explore launching co - branded products and investment strategies, and collaborate on new investment opportunities in Latin America Strategic Distribution Receive introductions to Ares’ global limited partners to assist fundraising of Vinci’s investment strategies and make introductions for Ares to Vinci’s existing limited partners in Brazilian market

ALTERNATIVE MARKET AND OPPORTUNITIES Bruno Zaremba Chairman of Private Equity and Head of Investor Relations

46 VINCI PARTNERS INVESTOR DAY 2023 Global Share (%) Source: PWC, Asset and Wealth Management Revolution 2023 The alternatives market continues to grow on a global scale A global shift towards private markets reflects investors' heightened pursuit of returns and hedging strategies amid market volatility Propelled by declining real rates, which were previously negative, capital has shifted toward alternative investments in recent years With global rates on the rise, the annual growth rate is expected to decelerate, but the longer - term outlook for alternatives remains positive The search for growth and yield is increasing interest for new segments, geographies and asset classes Private Markets investments are expected to account for around half of global asset management revenues over the next five years 13 15 18 24 0 5 10 15 20 25 30 35 2018 2020 2022 2027e Alternatives' AUM (US$ tn ) +6% CAGR 2022 - 2027e 178 211 253 309 38% 38% 46% 50% 0% 10% 20% 30% 40% 50% 60% 0 50 100 150 200 250 300 350 400 450 500 2018 2020 2022 2027e Private Markets' Revenue (US$ bn)

47 VINCI PARTNERS INVESTOR DAY 2023 As of December 30, 2022, unless otherwise stated Source : UBS Global, Public Pension Plans Tilt Toward Alternatives ; ¹Thinking Ahead Institute The alternative industry has experienced substantial inflows from institutional investors in recent years 57% 43% 34% 23% 9% 34% 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Equities Fixed Income and Cash Alternatives 80% of state and local government pension plans allocated 20%+ of their assets to alternative investments in 2022 Asset allocation for US State and Local Pensions The US has the largest pension industry in the world, with over US$30 billion in total assets¹ . Over the last two decades pension funds signicantly changed allocations… Alternative investments Traditional Asset Classes The move toward alternatives picked up pace in the aftermath of the 2008 – 09 Global Financial Crisis This trend accelerated as the pandemic impacted financial markets and the Federal Reserve implemented an aggressive monetary tightening, resulting in… Asset Price Drawdowns Market Volatility

48 VINCI PARTNERS INVESTOR DAY 2023 Source : ANBIMA Please see notes at the end of presentation Brazilian investors are shifting focus toward products with superior returns, but still relatively under allocated The Brazilian Market AUM has almost tripled since 2015 AUM allocation mix gradually shifts away from fixed income Significant potential for growth in alternative investments 48% 23% 17% 9% 3% 2015 Fixed Income Liquid Strategies¹ Pension Funds Private Markets² Others³ 38% 27% 16% 13% 6% 2Q’23 R $2.9 tn AUM R$7.6 tn AUM +14% CAGR 15 - 2Q’23 Fixed income still represents close to 40% of overall Brazilian allocations

Sizeable opportunity for growth in alternatives coming from institutional investors, especially from pension funds

Brazilian Complementary Pension Industry allocation is still heavily concentrated toward fixed income products



13%
R$1.3 trillion
Open-End Pension Funds¹
87%
R$2.4 trillion
Brazilian Complementary Pension Industry
22%
R$1.1 trillion
Closed-End Pension Funds²
78%
Fixed Income
Other asset classes

As of June 30, 2023, unless otherwise stated.
Source: [1]Fenaprevi; [2]Abrapp (As of March 31, 2023)

VINCI PARTNERS INVESTOR DAY 2023 49

Vinci is primed to capitalize on these secular trends

51 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting fro m funds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. For periods preceding 2020, CAGR calculation utilizes AUM figure without double counting. Source: Vinci Partners Our proprietary distribution capabilities allowed us to have consistent growth in AUM as the markets increased allocation to alternatives in the recent years 5 6 10 15 20 22 23 5 6 8 14 13 15 15 10 10 11 11 13 15 15 1 3 5 5 5 6 1 1 3 5 6 7 6 21 24 35 50 57 63 65 2017 2018 2019 2020 2021 2022 2Q'23 Local Institutional Institutional Offshore HNWI Public Market Vehicles Allocators & Distributors + 47% CAGR¹ % (2017 - 2Q’23) + 79% + 5% + 32% + 20%

52 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Source : Vinci Partners We will continue to expand and deepen our penetration into the markets through our distribution channels 36% 23% 23% 9% 9% R$ 65 bn AUM We maintain a direct channel with over 90% of our investor base Local Institutions 140 Local Institutions Public market vehicles +460k Investors Allocators & Distributors 80 Distributors High Net Worth Individuals +700 HNWIs Institutional Offshore +400 Relationships

53 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023, unless otherwise stated Sources: ¹Abrapp, Fenaprevi , Anbima e Ministerio da Previdencia Social; ²Prequin; ³ANBIMA; 4 ANBIMA Please see notes at the end of presentation Our addressable market is sizeable and represents a significant opportunity R$2.4 trillion¹ Addressable Market R$3.2 trillion² Addressable Market R$1.0 trillion³ Addressable Market R$2.3 trillion 4 Addressable Market Addressable Market Local Institutional Institutional Offshore High net worth individuals Allocators & Distributors

What have we achieved so far?

55 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹ Other strategies include Infrastructure , Private Credit and Real Estate funds . We have been actively raising capital for private market strategies since 2022 Other strategies¹ Vinci Impact Climate Change (VICC) Vinci Capital Partners IV (VCP IV) Listed Perpetual Funds: VICA VCRI VISC R$6 bn Capital Subscriptions 2022 - 3Q’23 We started a cycle for capital raising across Private Markets funds… …reaching roughly 60% of our R$10 billion target fundraising until the 3Q’23 Vinci Credit Infra

What is yet to come?

We are rolling our Private Market fundraising target to year-end 2024, with a strong fundraising pipeline…

Private Markets' Fundraising Cycle (R$ bn)


Year-end
2024 Target
4
2
9
15
2022
3Q23 YTD
YE2024
Total Fundraising
PM (2022-YE24)

We will continue to have contributions from our ongoing fundraisings…


VCP
IV
VICC
Vinci
Credit
Infra

…with additional commitments coming from new and existing strategies, which will drive our target to R$15 billion until year-end 2024


SPS IV
VIR IV
VFDL
II
Listed
Products
Other
Products

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2.

VINCI PARTNERS INVESTOR DAY 2023 57

58 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. … and in the long - term, we are well - positioned to take advantage of the growth opportunities in the market 6 9 9 R$ 15 bn ~R$ 60 bn PM Fundraising 2022-2024 Target Fundraising 2024-2028 Target Fundraising Until 2028 The Full Power of Our Platform Private Equity Vinci SPS Private Credit Real Estate Public Equities Hedge Funds Retirement Services Investment Products and Solutions Infrastructure

BRAZIL OUTLOOK José Carlos Carvalho Chief Economist

60 VINCI PARTNERS INVESTOR DAY 2023 Key messages Big Emerging Market Democracy Elections happened in a competitive, but compliant environment 1 Power Balance While the executive branch swung to the left, Congress tilted to the right 2 Independent Central Bank means monetary policy commitment to inflation target has not changed 3 The government has proposed a “fiscal framework” that limits growth in government expenditures to 70% of growth in tax revenues 4 Trade surplus above 5% of GDP is leading to a significant supply of dollars in Brazil, leading to a trend of Real appreciation 5 Long - term stability of the fiscal accounts and the Real appreciation have unlocked a cycle of interest rate cuts that started in August 2023 6

61 VINCI PARTNERS INVESTOR DAY 2023 Source: Vinci Partners, BCB Brazilian public debt has returned to pre - pandemic levels Brazil is among the very few countries in the world that reduced the public debt as a percentage of GDP to below pre - pandemic levels. The new fiscal framework recently approved by Congress will lead to some increase in debt in the coming years, but stability in the medium term. Brazil Debt to GDP Ratio (Gross & Net) Brazil has approximately 15% of GDP in FX reserves (mostly liquid US Treasuries)

62 VINCI PARTNERS INVESTOR DAY 2023 Source: Vinci Partners, BCB New fiscal rule: Real growth in government expenditures limited to 70% of growth in tax revenues Since the “Plano Real” in 1994, real government expenditures increased by an average of 6% per year, contrasting with an average GDP growth of just 2.4%. The new fiscal rule will help curb real growth in government spending The new fiscal framework has a target for the Primary Result. If the government misses the target in a given year, growth in expenditures are further limited in the following year (50% of growth in revenues) With the new rule it will take a couple of years to stabilize the debt - to - GDP ratio. But it will converge to a reasonable level. The higher the GDP growth, the sooner it will stabilize

63 VINCI PARTNERS INVESTOR DAY 2023 Trade surplus has been accelerating since mid - 2022. The increased supply of dollars has led to a trend of appreciation of the Real, which in turn has helped to curb - down inflation. It has also been a key driver for growth. Source: Vinci Partners, Bloomberg, Secex A key variable impacting the macro scenario is the trade balance surplus: + USD 86 billion, or 6% of GDP Trade Balance: Brazil and Latam (USD 12M, billion) Last update: Sep - 2023 Brazil Mexico Argentina Chile Colombia

64 VINCI PARTNERS INVESTOR DAY 2023 Sources: SECEX (Secretaria de Comércio Exterior), ANP (Agencia Nacional do Petróleo) What are the key export products? Do they depend on China? Brazil will become a major oil exporter in the next 5 years, as “pre - salt” oil fields mature and increase their current producti on Main Export Products (USD Bn) National Oil Products and Forecast ( Mboe /d)

65 VINCI PARTNERS INVESTOR DAY 2023 Long - term fiscal stability plus currency appreciation led to lower inflation expectations and interest rate cuts Where are rates headed to? Considering the neutral real interest rate to be around 5% and a conservative inflation forecast of 4%, the Central Bank could be heading to interest rates around 9% in late 2024. Sources: Vinci Partners & Brazil Central Bank Sources: Vinci Partners, BCB Inflation is expected to decline in the years ahead. The center of the inflation target band is 3%, with a band of +/ - 1.5% With market expectations for inflation moving towards the center of the inflation target, Central Bank has room for significant cuts in the Selic (overnight) rate 13.75%

66 VINCI PARTNERS INVESTOR DAY 2023 Sources: Vinci Partners & Brazil Central Bank GDP growth is surprising on the upside in 2023 Vinci ´ s forecast for 2023 growth is 3%, above current market consensus. Easing in monetary policy will likely deliver a 2024 GDP growth significantly above current market consensus Focus Survey: Market expectations for GDP Data updated until Set 15 2023

67 VINCI PARTNERS INVESTOR DAY 2023 Sources: Vinci Partners, IBGE Strong labor market, wage gains and social grants have been fueling consumption Wage gains are starting to show some moderation, but lower interest rates might stimulate credit growth for consumers in the fut ure The unemployment rate fell from 15% in mid - 2021 to close to 7.9% recently, the lowest level since 2015 Despite some recent moderation, aggregate payrolls still support an increase in consumption in Brazil

68 VINCI PARTNERS INVESTOR DAY 2023 Source: B3, Vinci Partners How does this favorable scenario help Vinci’s performance? A significant sum of money will leave the safety of overnight interest rates of 13.75% and migrate towards risky assets. The early stages of this process is already going on As rates go down, the present value of future cashflows of Brazilian assets will go up The two items above suggest that it is likely that Vinci will manage a larger volume of money and also that it is more likely that it collects higher performance fees in the future Vinci Manages Funds that trade mostly Brazilian assets. Lower interest rates will have two effects: The number of IPO operations in the Brazilian stock market is highly correlated with interest rates. The likely increase in these operations will likely provide more favorable exit options to our private equity portfolios in the future Multiples are still very low in Brazil. This is generating the opportunity to build portfolios at historically low multiples

69 VINCI PARTNERS INVESTOR DAY 2023 Source: B3, Vinci Partners Lower interest rates will likely resume the trend of migration towards riskier assets in Brazil Vinci was able to grow AUM even under a scenario of tightening. As long - term real rates move towards perceived equilibrium, around 4,5%, the rhythm of AUM growth might accelerate Vinci AUM Evolution¹ (R$ bn) vs. Long - term Real Interest Rate 17 18 20 19 21 24 35 50 57 63 65 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2Q'23 AUM (R$bn) +9% CA GR 13 - 15 +25% CAGR 16 - 20 Aug’23 Tightening cycle Tightening cycle Easing cycle +11% CAGR 20 - 2Q’23 5% 3% 4% 5% 6% 7% 8% Long-term Real Interest Rate (NTN-B 2045²)

70 VINCI PARTNERS INVESTOR DAY 2023 Source: Bloomberg & Vinci Partners Lower interest rates will also create a “wealth effect”. As asset prices go up, consumer confidence improves If interest rates go towards 9%, asset prices might still post a significant rise. This will also reopen funding for Brazilian corporates through the stock market, which in turn may also impact investment positively. 10Y Interest Rate & Small Caps Index Data since Jul - 2021

71 VINCI PARTNERS INVESTOR DAY 2023 Source: Vinci Partners, BTG Pactual Too much pessimism priced - in to the equity market? Brazilians hold small equity positions in their portfolio With government bonds paying 13% for overnight maturity, Brazilians moved out of risky assets. This trend will likely revert as interest rates start to fall. Bovespa P/E & Share of Average Portfolio Allocated in Equities

72 VINCI PARTNERS INVESTOR DAY 2023 Source: B3, Vinci Partners Lower interest rates will likely lead to the reopening of the IPO market in Brazil Selic Rate & Number of IPO’s

73 VINCI PARTNERS INVESTOR DAY 2023 Source: Bloomberg, Vinci Partners Brazil could return to investment grade in the future High reserves, lower debt, reasonable fiscal framework, huge trade surplus, independent central bank, reinforced commitment with 3% inflation target... Brazil is two notches away from investment grade Brazil Ratings – S&P and Fitch 6 notches up in 6 years = 1 per year

PRIVATE EQUITY Gabriel Felzenszwalb and Carlos Eduardo Martins e Silva Co - Heads of Private Equity

75 VINCI PARTNERS INVESTOR DAY 2023 Date as of June 30, 2023. Please see notes at the end of presentation Vinci Private Equity in numbers A pioneer and leading player in the Brazilian private equity space Track Record Across Funds in US$ 2.2x /70.2% Gross MOC / Gross IRR 1.7x /48.9% Net MOC / Net IRR Vinci Private Equity 26 Professionals involved in PE 20+ Years working together Investment History 25 Investments and 67 add - ons across 4 Funds US$2.0B Equity Committed in deals US$587M In Co - Investments US$2.9B Total Realized from Investments

Private Equity in Brazil is still in its early stages

Ample growth opportunities as market penetration aligns with more developed markets

Private equity investments as a share of GDP (2019 pre-pandemic data)



2.7%
2.4%
1.7%
1.7%
1.6%
1.3%
1.2%
1.2%
1.0%
1.0%
0.8%
0.7%
Switzerland
UK
Spain
US
Netherlands
South Korea
Canada
Australia
Hong Kong
Germany
France
Brazil

Potential private equity investments growth (R$ billion)



0.7% Share of GDP 1.3%
52
46
98
Current Market
Estimated Growth
Market Potential

Brazil currently presents a PE market environment similar to the US' ~20/30 years ago[1] on a bottom-up perspective

Availability of capital and competition is still low, allowing for investment opportunities with lower entry multiples in globally proven thesis

Many Brazilian companies are strong, but need equity capital and active professional management to unlock growth

Very large population and a vast addressable market of mid cap companies, many of which are family-owned

Sources: Emerging Markets – EMPEA; UK, USA and Israel - Pitchbook; Japan - Asia Private Equity Review; All GDP Data - World Bank, 2019; PE/GDP data as of 2019, as it represents a more normalized investment activity (pre C-19 impact on GDP); PwC Global Private Equity 2001; Amount raised US and Brazil - PEI and Preqin. [1]Brazilian private equity investments make up only around 0.7% of GDP, below other more developed markets, and a similar level in terms of GDP to that of the US in 2001 (approximately 0.9%).

VINCI PARTNERS INVESTOR DAY 2023 76

77 VINCI PARTNERS INVESTOR DAY 2023 6 Average EBITDA purchase price multiple 36.0x 7.5x 17.5x 27.5x 37.5x 2006 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 S&P 500 10 x 7.5x 12.5x 2006 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 14.7x US PE 7.2x EV/EBITDA VCP III Avg. Entry Multiple (including add ons ) 1.2x VCP III Avg. Leverage Multiple¹ 6 Share of US leveraged buyout market, by leverage level 2 0 40 60 2 00 4 0 5 0 6 0 7 08 09 10 11 12 13 14 15 16 17 18 19 20 21 80 100% > 7x leverage 6x – 7x leverage < 6x leverage ICE BofA US High Yield Index is currently 2+ standard deviations above the last 5y average , at 933 bps (from a low of 392 in 2021) Notes: ¹Since VCP III inception (2018) Source : S&P LCD, Bain Capital PE in Brazil is more about Growth than Buyouts Reduced competition present a significant opportunity for appealing deals at favorable valuations with low leverage

Vinci return attribution derives from core earnings growth

EBITDA CAGR: Global Buyout vs VCP III



North America and Europe = ~80% of global buyout deal activity
6.3%
4.7%
47.3%
Global Buyout 2010-15
Global Buyout 2016-21
VCP III
Median CAGR, by year of exit

EBITDA CAGR: Global Buyout vs VCP III[1]



48%
52%
56%
44%
10%
92%
Multiple Expansion
EBITDA Growth
Global Buyout 2010-15
Global Buyout 2016-21
VCP Strategy
Median CAGR, by year of exit

1. Global buyout managers have seen stable single digit annual contribution from EBITDA growth, while Vinci has been able to capture substantial growth from local secular market imbalances

2. Global buyout returns in the past decade were driven by strong growth in leverage and exit valuations, while Vinci continues to drive returns from more replicable corporate productivity drivers

Notes: Includes fully realized global buyout deals with more than $50 million in invested capital; excludes deals with missing data; excludes real estate and infrastructure deals; 2021 data as of December 14, 2021; Sources: CEPRES Market Intelligence; Bain analysis; Bain PE Report 2022 [1]Since VCP III inception (2018)

VINCI PARTNERS INVESTOR DAY 2023 78

79 VINCI PARTNERS INVESTOR DAY 2023 6 Avg. PE Backed entry EV/EBITDA 6 IBOV Earnings Yield (E/P minus 10 - year interest rate) 10.3 10.6 9.4 8.8 9.3 8.6 8.4 9.5 8.7 8.2 x 10.1 10.4 11.4 12.0 11.8 12.4 12.7 13.4 13.7 14.7 x 7.2 x 6.0 x 5.5 x 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Brazil USA VCP III VCP IV Pipeline Arklok 5.9% 0% 1% 2% 3% 4% 5% 6% 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 - 1 Std. Dev. Avg 1 Std. Dev. 2 Std. Dev. Sources : PE Bay , CEPRES, Brazilian Central Bank, US Federal Reserve, Bain, BTG Pactual Research , Pitchbook , Fusões e Aquisições, KPMG. Ibovestpa Earnings Yield not considering Petrobras and Vale Current vintage in Brazilian PE looks appealing From a pricing perspective, current vintage represent a strong outperformance opportunity

80 VINCI PARTNERS INVESTOR DAY 2023 Source : Vinci Partners ¹ Since Fund I inception (2004 Vinci has key competitive advantages Track record of strong returns, significant capital returned to our investors, and a strong alignment of interests with our clients Pioneering in private equity in Brazil 4 flagship funds since 2004 25 invested companies; +67 M&As through 3 funds, totaling +90 investments Robust and experienced team Partners have been working together for 20+ years ~30 dedicated professionals in the Private Equity strategy Track Record of Alpha generation¹ 64% gross IRR to investors; 8x IBOV 92% of value creation results from the increase in the profit of invested companies Capital Return Capability 129% of Invested Capital has been returned to investors 4x MOIC

81 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹ AUM Proforma includes AUM as of June 30, 2023, incorporating approximately R$600 million in new commitments closed in 3Q’23. Private Equity strategy history and funds With consistent fundraising, Vinci successfully scaled up its Private Equity strategy, evolving into five main sub - strategies R$0.7 bn AUM 54% 24% 9% 6% 8% R$14 bn AUM Impact and Return Minority Growth Turnaround Growth Buyout 2009 3Q’23 Proforma¹

82 VINCI PARTNERS INVESTOR DAY 2023 Leading energy distributor in northeastern Brazil Leading supplier of wooden panels Second - largest grain producer in South America Master franchisee of the fast - food chain in Brazil Brazil's largest platform focused on digital higher education The second - largest car rental company in Brazil VCP III Master franchisee of the fast - food chain in Brazil Diagnostic imaging center Plataforma de consolidação de banda larga FTTH Clinical platform for specialized mental health services Omnichannel digital bank Platform for cosmetic and personal care brands Omnichannel retailer specializing in wines IT equipment rental and support services provider Over 90 investments, companies on average tripled their revenue after Vinci's investment Source : Vinci Partners . Extensive experience in building leading companies in various sectors Fund I VCP II VCP III

83 VINCI PARTNERS INVESTOR DAY 2023 EBITDA Growth (R$ million ) Proprietary origination in 2019, via 8 small providers acquisition In just 4 years, the company grew 6x , reaching 742 k clients 54 55 97 203 358 450 2018 2019 2020 2021 2022 2023e 8x Growth in the number of campuses from 48 to 2,000 and students from 124k to ~750k IPO conducted at Nasdaq and acquisition of Unicesumar 115 137 131 118 147 183 447 654 2016 2017 2018 2019 2020 2021 2022 2Q'23 LTM 6x Vinci negociated with BK Corp the master franchise to Brazil Opening of +700 stores 14 34 61 86 134 211 288 328 2012 2013 2014 2015 2016 2017 2018 2019 23x Operational improvements resulted in 76% decrease in interruptions IPO conducted in just 2 Years and a 20x return on investment 85 341 416 510 567 1299 2004 2006 2008 2010 2012 2014 15x Source : Vinci Partners, ZAMP, Vitru and Vero Investing in proven business models to speed up growth

84 VINCI PARTNERS INVESTOR DAY 2023 Bruno Zaremba 27 years experience 27 at Vinci and predecessors Partner, Chairman of Private Equity and Head of IR Gabriel Felzenszwalb 22 years experience 16 at Vinci and predecessors Partner and Co - Head of Private Equity Carlos Eduardo Martins 20 years experience 15 at Vinci and predecessors Partner and Co - Head of Private Equity José Luis Pano 37 years of experience 20 years at Vinci and predecessors Partner and Head of Impact and Return Highly skilled and experienced team Investment Leadership Senior team with +20 years working together through various market cycles 10 VCP Fully Dedicated Investment Professionals 5 VIR Fully Dedicated Investment Professionals

85 VINCI PARTNERS INVESTOR DAY 2023 6 Identification of secular trends thesis 6 Proprietary Origination with Advantageous Negotiations 6 Flexible and Creative Structures in Transactions 6 Operational Value Generation Leading to Results Growth 6 Extensive Experience in Divestment Strategies Source : Vinci Partners . Tested and proven methodology for generating alpha 92% of the entire value generation of the private equity strategy comes from core earnings growth of the invested portfolio companies

86 VINCI PARTNERS INVESTOR DAY 2023 Gross IRR in US$ 6 70.2% 3.8% 8.2% 16.8% Vinci CDI IPCA + 6% IBOV 6 84.1% 5.7% 7.3% 9.4% Vinci CDI IPCA + 6% IBOV 6 31.8% 7.7% 10.2% - 8.8% Vinci CDI IPCA + 6% IBOV VCP Strategy (2004 - 2Q’23) Realized Investments (2004 - 2Q’23) VCP III (2018 - 2Q’23) 4x 9x The VCP strategy generated a return exceeding 4x IBOV in almost 20 years Source: Vinci Partners, BM&F Bovespa , Brazilian Cenrtal Bank Please see notes at the end of presentation Outperfoming markets in different economic cycles over 20 years

87 VINCI PARTNERS INVESTOR DAY 2023 6 966.5 2,913.5 1,087.7 2,338.0 1,478.7 Invested Capital Value Created Total Value US$ 2.1 bn US$ 4.4 bn Realized or partially realized Investments value 3x Average holding period of 5 years Company IPO Strategic Source : Vinci Partners. Note: As of June 30, 2023. Proven track record of distributions to LPs Leadership in successful IPO and expertise in transforming companies into ideal targets for strategic buyers Of invested capital returned to LPs (US$ bn) 142%

88 VINCI PARTNERS INVESTOR DAY 2023 6 AUM Evolution per Vintage (R$ bn) Source : Vinci Partners ¹ Expanded fundraising capabilities with local Institutional Investors and local distributors Private Equity strategic outlook Growth through new strategies and diversification of the LP base VCP III New strategy : Minority Growth Structured Co Investment Seller’s finance and FX management VCP IV Fundraising diversification¹ Looking forward... VCP V Expand to LatAm Increase minority deals share Thematic funds Equity Farmland Fund Timber Fund Agro /Natural Resources Fund ‘09 0,7 ‘10 1,2 ‘11 3,5 ‘12 2,7 ‘13 3,3 ‘14 1,6 2,2 3,9 ‘15 3,3 4,0 0,7 ‘16 3,3 3,9 0,6 ‘17 4,8 1,8 7,0 0,3 ‘18 4,7 2,5 7,4 0,3 ‘19 4,5 4,0 8,8 0,3 ‘20 4,5 5,0 9,8 0,3 ‘21 4,0 5,8 10,0 0,2 ’22/23 14.3 - 14.8 2.5 - 3.0 7,7 3,9 0,2 VCP III VCP IV VCP II PCP

IMPACT AND RETURN José Pano Head of Impact and Return

90 VINCI PARTNERS INVESTOR DAY 2023 2003 Still at BTG Pactual, José Pano was assigned to manage the NE Entrepreneur fund, an initiative focused on SMEs in the Northeast of Brazil 2009 José Pano joined the management team of VCP II, Vinci’s first flagship Private Equity fund 2017 José Pano returned to Vinci to pursue a new opportunity within the SMEs spectrum and assumed the management of the two Northeast funds that were transferred to Vinci’s management: NE II and NE III R$236M AUM 2019 Consolidation of the Impact and Return strategy R$255M AUM 2012 José Pano become the CEO of Cecrisa , a portfolio company 2021 Final Closing of VIR IV, reaching the hard cap of R$1 billion, with over 90% re - up. VIR IV won the ESG Fund of the Year award (Environmental Finance) R$1.2B AUM 2020 First Closing of VIR IV, with 25% of international LPs and anchor investment from BNDES R$940M AUM 2023 - 2024 Launch of VIR V Diversification is in our DNA The Impact and Return strategy was developed in - house to expand our presence in the Private Equity Market and seize a new opportunity for business growth

91 VINCI PARTNERS INVESTOR DAY 2023 VIR Strategy vs. VCP Strategy Complementary strategies Opportunity to share best practices and sector knowledge Synergy in deal origination 6 VIR VCP Deal Size Impact guidelines Sector Company Size Influence R$300 - 500mn R$50 - 150 mn Potential Investments Aligned with, but not Exclusively Focused on, ESG Guidelines. Agnostic Growth Companies Control and co - control Business Services Specialized Retailing Healthcare SME (small - to - medium enterprises) Minority The mandate includes generating both ESG impact and attractive returns.

92 VINCI PARTNERS INVESTOR DAY 2023 Brazil PE Dry Powder 2022 (R$ billion) 6 Brazil SME Market (US$ million) 17.4 Brazil PE Brazil SMEs Less than 30% of total Brazil PE dry powder is dedicated to SMEs 3 to 5 Within the SMEs spectrum, a notable opportunity exists alongside a shortage of competition in focus sectors. 2,000 - 3,000 SMEs Sources: Insper , Internal Research Vinci Competitive landscape Business Services Specialized Retailing Healthcare

93 VINCI PARTNERS INVESTOR DAY 2023 6 What we are looking for... Attractive Sectors ▪ Growth ▪ Resilience ▪ M&A ▪ Innovation Attractive companies ▪ Proven models, with predictable and profitable growth ▪ High ROIC ▪ High entry barriers ▪ Good entry conditions ▪ Vinci’s support generating operational impact ▪ Differentiated culture Differentiated Entrepreneurs ▪ Experienced ▪ Motivated ▪ Ability to lead a new growth phase ▪ Alignment with VIR values and future liquidity Impact/ESG ▪ Impact at business core ▪ Clear impact thesis ▪ Sectors, companies and entrepreneurs aligned with fund’s strategy and impact processes Partnering with the right entrepreneurs, with attractive companies, in the right markets t 0 1 2 3 4 5 6 Entry invest knowledge, experience and capital Exit Exit to strategic players or PE funds Company’s Development

94 VINCI PARTNERS INVESTOR DAY 2023 Return DPI Consistency Where impact & return get together 6 Risks ▪ SMEs ▪ Less professionalized entrepreneurs ▪ First financial investor ▪ Limited structure in its processes ▪ High growth plan ▪ Less developed regions 6 Risk Management ▪ Proven business model ▪ Sector focus ▪ Low leverage ▪ Predictable growth / “More of the same” ▪ Deep due diligence on the business and the entrepreneur ▪ Valuations with a margin of safety ▪ And others... 6 VIR Impact Strategy ▪ We are the “only” source of capital and know - how… ▪ …SMEs that have limited access to both… ▪ …And have positive impact in its core business

95 VINCI PARTNERS INVESTOR DAY 2023 Executive Summary 23 SMEs in 4 Funds 2017 06 03 27.5% Vintage Investments Full Exits IRR Realized Investments¹ 2y. post invest. period 2020 43% 72.6% Vintage Capital Allocated IRR Realized Investments¹ In 6 investments 01 Full Exits 0.4x DPI² in < 2 years As of June 30, 2023 in R$ Notes: ¹Gross IRR; ²Projected DPI figure considers all capital called at fund level and realizations at portfolio company lev el and future instalments of the Pro Infusion exit transaction. DPI of 0.2x over total commitments. VIR Strategy seeks to transform Brazilian SMEs, generating impact & return NE III VIR IV

96 VINCI PARTNERS INVESTOR DAY 2023 Competitive Advantages 6 ▪ Impact and Return… coming together ▪ Lack of competition with the same investment strategy ▪ Team and advisors with relevant operational and sectors’ experience ▪ 25 cases in different business cycles ▪ The sector focus does not overlap with competitors Differentiated Investment Strategy 6 ▪ Preferred business partner for experienced entrepreneurs willing to growth & exit ▪ Attractive cases for buyers (strategic and funds) Player of choice 6 ▪ Consistent strategy, execution and results ▪ Shorter path to liquidity Consistent Returns

97 VINCI PARTNERS INVESTOR DAY 2023 Gross IRR Generating Return & Impact VIR IV NE III 19.4% 14.5% 13.1% 9.8% NE III (R$) IPCA + 8.5% (R$) NE III (US$) IPCA + 8.5% (US$) 28.5% 14.3% 36.5% 21.1% VIR IV (R$) IPCA + 8% (R$) VIR IV (US$) IPCA + 8% (US$) As of June 30, 2023

98 VINCI PARTNERS INVESTOR DAY 2023 Moving forward… VIR V to be raised on 1H24 New sector: Agribusiness Expand AI capabilities to enhance deal origination Strong Re - ups Same strategy (“more of the same”)

INFRASTRUCTURE José Guilherme Souza Head of Infrastructure

100 VINCI PARTNERS INVESTOR DAY 2023 Private investment in infrastructure - 2010 to 2021 (US$ billion and % growth in 2021) In 2021, 80% of private investment in infrastructure projects occurred in high - income countries, while 20% occurred in middle and low - income countries Latin America and Asia recorded more modest growth in 2021. On the other hand, Western Europe and North America, with the highest levels of private investment in infrastructure projects (representing approximately 50%), experienced a slight decline in 2021. Brazil invested an average of 2.3% of its Gross Domestic Product (GDP) annually in infrastructure, from 2010 to 2015. China invested 8.3%, Canada invested 3.4%, and Japan invested 3.2% Source : GI Hub, Abdib, Statist Infrastructure around the world Over the past decade, capital investment in infrastructure has been concentrated in Europe, North America and Asia 70 60 50 40 30 20 10 0 North America Asia Oceania Middle East Latin America Africa Eastern Europe - 3% - 1% +4% +225% - 25% +10% - 38% +34% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Western Europe

101 VINCI PARTNERS INVESTOR DAY 2023 Decades of significant underinvestment The modernization of Brazilian Infrastructure depends on an annual expenditure of at least 3.64% (US$ 76.2 bn) of GDP for two decades R$ 30 billion R$ 67 billion R$ 17 billion R$ 34 billion R$ 196 billion R$ 73 billion R$ 39 billion R$ 66 billion Water & Sanitation Telecom Transport Energy Total investments made in 2021 Annual required investments 2.42% 2.28% 2.21% 2.37% 2.44% 2.15% 1.95% 1.83% 1.73% 1.61% 1.66% 1.75% 1.86% 1.95% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023p Privado Público - 20% 43.4% 50.8% 56.7% 51.5% 56.1% 56.3% 59.5% 61.7% 65.2% 66.7% 69.7% 68.5% 62.8% 64.4% 2010 2012 2014 2016 2018 2020 2022 Increase of Private Investment in Infrastructure Infrastructure investment (% GDP) Private sector participation in infrastructure investments (% total) The private sector increased its participation in infrastructure investments, but the investment level is still insufficient Source : Vinci Partners , Inter B. Consultoria, EMIS, ABDIB Infrastructure in Brazil The need for investment in infrastructure

102 VINCI PARTNERS INVESTOR DAY 2023 Outlook of Competitive Landscape A combination of sizeable addressable market and small - scale players Few Global GPs and Small - local players Few multi - sector competitors with track - record in Brazil Infra and local market knowledge Favorable Landscape for well - structured players Vinci Infrastructure’s 20+ years of experience in major infrastructure sectors sets it apart Scalable Local Market Underpenetrated local market and need for investment in infrastructure

103 VINCI PARTNERS INVESTOR DAY 2023 Vinci Infrastructure Local Strategic Companies Global Infrastructure Funds & Foreign - Local Affiliated Funds Local Infrastructure Funds Private Equity Funds with Infra - Related Portfolio Companies with local Presence High Low Multi - Sector Infrastructure Focus Local Infra. Market Knowledge Local Investment & Origination Capabilities Active Infra Management Approach Longstanding Track Record in Brazil Infra Activity Level in the Region Source: Vinci Partners Analysis Ilustrative Competitive Landscape Uniquely positioned to reap the benefits of the investment opportunity

104 VINCI PARTNERS INVESTOR DAY 2023 Check Size Turnaround Opportunistic Value Added Core Plus Core IG4 III (2022) Player B (2021) raising Player A (2022) raising Player D (2022) raising Player C (2022) raising 1 st time fund ISQ Global Energy III (2021) Actis Energy 5 (2020) Brookfield Global Transition (2021) Player E (2019) CPPIB GIC AIMCo OTPP CDPQ GIP Emerging Markets (2022) Key: Pan Regional Brazil Focused Local Investors Only Note, size of bubble represents size of fund Source: Preqin Please see notes at the end of presentation Competitors Limited competition within the VICC strategy target size VICC (2022)

105 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹Fund portfolio consists in exclusive private debenture emissions and capital markets’ secondary market transactions. Vinci Infrastructure Overview Vinci focuses on the main infrastructure themes in Brazil Equity Debt 1 Selected Investments / Portfolio Companies Transport & Logistics Focus to the ongoing privatization processes of Port Terminals in Brazil Strategy Power VIGT VICC FIP Infra Transmissão ( divestment period ) Funds Assets VIAS VICC Water & Sanitation Funds Assets

Vinci Infrastructure Highlights

Consistent performance throughout diverse economic cycles from 2004-2Q23

Vinci Infra Investment History

6 Structured Funds

36 Companies/Assets	**R$ 4.9 bn** Invested Capital[1]	**R$ 4.6 bn** Capital Returned

1 Perpetual Vehicle

12.2 %
Annualized Dividend Yield

EBITDA Aug'23



61%
24%
15%
Power Transmission
SHPP
Wind Power

Vinci Infrastructure

15
Professionals involved in Infrastructure management

20+
Years avg. Senior Management Joint Investment History

R$ 2.4 bn
Assets Under Management

We believe that our differentiated strategy which is our 3 pillars – approach strategy, based on Discipline, Value and Diversification generates consistent risk-adjusted returns

As of June 30, 2023, unless mentioned.
Please see notes at the end of presentation

VINCI PARTNERS INVESTOR DAY 2023 106

107 VINCI PARTNERS INVESTOR DAY 2023 Successful infrastructure - related track record Investment Leadership José Guilherme Souza 28 years of experience 18 years at Vinci and predecessors Partner and Head of Infrastructure Rodrigo Rocha 27 years of experience 10 years at Vinci and predecessors Partner and Portfolio Manager Team with extensive experience in structuring, investments and divestments in an ample spectrum of sectors 8 Fully Dedicated Investment Professionals 7 Operating Partners / Senior Executives

108 VINCI PARTNERS INVESTOR DAY 2023 Vinci Infra | Competitive advantages Factors that differentiate the fund from its competitors Pioneer in Brazilian Infrastructure Key members working together since 2001 Strong Team Past operational and financial roles, both in greenfield and brownfield across target sectors Alignment of interests At least R$216 million of GP Commitment Active Value Creation 109% of value creation in R$ comes from earnings enhancement Strong Climate & ESG Framework PRI score A and proprietary Climate Framework based on the main global references, including EDFIs Institutionalized player DFIs, SWFs, Endowments, Public and Private Pension Funds, FOs, Asset Managers

109 VINCI PARTNERS INVESTOR DAY 2023 Full Portfolio Legacy Portfolio Vinci Infra II Vinci FIP PCH VIAS Vinci returns have exceeded IBOVESPA and CDI over 15 years across various economic environments in Brazil Vinci Partners IBOVESPA 1 CDI As of June 30, 2023 (in US$) Source: Vinci Partners Relevant track record comparison Strong portfolio performance both fundamentally vs. Ibovespa and basic interest rate (CDI) 3.3x 6.2x 3.6x 2.4x 1.2x 1.5x 1.9x 1.2x 1.4x 1.1x 1.4x 1.3x 1.3x 2.1x 1.0x 75.3% 76.3% 59.8% 16.9% 22.0% 9.3% 10.6% 6.0% 6.6% 13.2% 9.1% 4.9% 8.8% 14.4% 4.9% Gross IRR Gross MOC

What We are Focusing on The Short Term...

Vinci climate change | Strategic drivers

Compelling market opportunity, successful track record, seasoned team, and climate focus

Market opportunity	▪ Massive investment need in Climate Assets ▪ Brazil with limited access to capital ▪ Approximately 54 GW growth in renewables[1] until 2031 and US$ 170 billion opportunity in W&S
Strong experience investing in key Infra climate sectors	▪ 22 climate-related investments[2]
Long standing strategy	▪ +17 years investing in climate-related assets
Climate change as value creation	▪ 10 tools based on global references within Climate and ESG framework. Validated by key market players

Vinci Climate Change

10-year fund

R$2 billion target Size

R$100 million[3] GP Commitment

Implement and expand climate assets
Priority sectors: Renewables, Water and Sewage, Energy Efficiency and Clean Energy Tech

Strong governance to promote impact developing an ESG framework

Partnership with top and strategist developers

Notes: [2]These investments include all investments made by members of Vinci Partners through FIP Brasil Energia, the Legacy Portfolio (excluding CBO), Vinci Infra II, Vinci FIP PCH, FIDC Credito e Desenvolvimento and Vinci Energia Sustentável; [3]Considering 1st Closing exchange rate of 5.2141
Source: [1]PDE 2031, ABDCON, Vinci Partners

VINCI PARTNERS INVESTOR DAY 2023 111

112 VINCI PARTNERS INVESTOR DAY 2023 Article 8 In process to become Article 9 SFDR HNWIs Insurance Company DFIs Brazil Asia Latin America Europe Target VICC Source: Vinci Partners Strong international and local institutions support The traction obtained in VICC was significant, between raised and approved, the fund reached 75% of the target amount 25% Currently Fundraising 75% Raised/Approved Commitments Climate Value Creation Investor Profile R$ 2 billion Investor Geography

113 VINCI PARTNERS INVESTOR DAY 2023 Energy Generation Energy Transmission Portfolio As of August 31, 2023 Notes: ¹Annualized Dividend Yield is calculated considering a floor of R$9.50 dividend/share for the full year ended 2023 and 77.67/share as of Aug ust 31, 2023. VIGT | Listed fund – Core/Core Plus Long - term strategy with stable income Perpetual Capital Yield Focused Revenue predictability 12.2 % Annualized Dividend Yield¹ R$674 mn Market Cap +8 k Qualified Investors

And on The Long Term…

115 VINCI PARTNERS INVESTOR DAY 2023 Vinci Infrastructure | Long term A pathway for expansion supported by an appealing market potential, with a history of achievement and a skilled team Expand and consolidate our presence in other sectors and geographies Grow in target sectors of VICC Expand the Core/Core Plus Strategy

REAL ESTATE Leandro Bousquet Head of Real Estate

117 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹CETIP Traded Fund Source: ²BRL Trust Vinci Real Estate Overview 6 AUM +R$ 6.0 billion 6 Over 1 million sqm of owned GLA distributed across 57 assets located in 14 Brazilian States +1 million sqm 6 in 70 real estate transactions, including 63 acquisitions and 7 sales, resulting in an average IRR of 23% + R$ 6.8 billion 6 Pioneer IR platform with more than 450 thousand investors² + 450k 6 VISC VILG VINO VIUR VIFI VCRI VICA¹ 7 Listed REITs 1 Development Fund VFDL

118 VINCI PARTNERS INVESTOR DAY 2023 Leandro Bousquet 29 years of experience 13 years at Vinci and predecessors Partner and Head of Real Estate Rodrigo Coelho 21 years of experience 11 years at Vinci and predecessors Partner and Portfolio Manager Ilan Nigri 27 years of experience 16 years at Vinci and predecessors Partner and Portfolio Manager Robust and multi - skilled team Investment Leadership 14 Fully Dedicated Investment Professionals ▪ Experienced Team ▪ Investments in major real estate segment ▪ Execution capability ▪ Pioneer IR platform in the listed funds’ market ▪ Successful partnerships are part of Vinci Real Estate's DNA and history

119 VINCI PARTNERS INVESTOR DAY 2023 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2Q'23 Malls Development Offices Industrial Financial Instruments Urban Commercial Properties Agribusiness 0.4 0.4 0.5 0.5 0.7 1.4 3.1 4.4 5.4 5.6 6.0 Development Strategy REITs’ Diversification Scaling Strategies Source: Vinci, Anbima, B3 Vinci Real Estate Overview Vinci Partners is the third largest independent manager of listed REITs in Brazil in terms of AUM Vinci Real Estate AuM Evolution (R$ bn ) 35% CAGR 13 - 2Q’23 Since 2018, Vinci, originally with three strategies, capitalized on favorable market conditions, launching new listed perpetual vehicles across major sectors. This move nearly quadrupled AUM in three years. Currently, seven perpetual vehicles are primed for growth in the next interest rate easing cycle.

120 VINCI PARTNERS INVESTOR DAY 2023 VISC Malls REIT VILG Industrial REIT 85% 44% VISC IFIX NAV: R$ 2.1 billion # Quotaholders: 260K NAV: R$ 1.7 billion # Quotaholders: 161K 63% 39% VILG IFIX As of June 30, 2023 Source: Vinci, B3 Consistent returns in REITs Gross Return of funds since inception Our two largest Funds, VISC and VILG, have established themselves as key players in the industry, showcasing consistent returns and high liquidity.

121 VINCI PARTNERS INVESTOR DAY 2023 Brazilian REITs Market Cap 2Q’23 R$148 bn Brazilian REITs Mkt Cap 2018 - 2Q’23 30% CAGR Source: B3 An in - depth look at the REIT opportunity in Brazil During the last easing cycle, the REITs market was one of the fastest - growing among alternative investment classes in Brazil 45 101 122 138 146 148 2018 2019 2020 2021 2022 2Q'23 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% Nominal Selic Rate 65% CAGR 2018 - 2020 Brazilian REIT Market Cap Evolution ( R$bn )

122 VINCI PARTNERS INVESTOR DAY 2023 2% 5% Brazil US 2% GDP 5% GDP REIT Market Cap as a share of GDP (%) Brazilian REIT Market Cap Potential (R$ bn) Considering the current level of GDP Source: B3, NAREIT An in - depth look at the REIT opportunity in Brazil Brazilian REIT Market could more than double if it reaches the GDP share of a developed country like the US The Brazilian REIT Market still lacks substantial significance within the country, unlike the US, where it already represents over 5% of the American GDP, demonstrating significant growth potential. 148 327 475

123 VINCI PARTNERS INVESTOR DAY 2023 Tax incentives Daily liquidity 0.2 2.0 2018 2022 76% CAGR 30% 70% Target Opportunity already in the stock exchange Retail investors in the REITs market 5 million As of December 30, 2022 Source : B3 An in - depth look at the REIT opportunity in Brazil Promising opportunity to double the number of investors with exposure to REITs by exploiting the stock market potential By 2022, the total number of investors exceeded 2 million, a 76% CAGR, with approximately 75% as retail investors. REITs’ main advantages Number of Investors ( mn ) Total Retail Investors in the Brazilian stock market Only 30% of Brazilian retail investors exposed to the stock market invest in REITs, indicating a significant growth opportunity within the system.

124 VINCI PARTNERS INVESTOR DAY 2023 US$61 mn US$4 bn Brazil US 65x 320 493 US Brazil 1.5x Number of REITs Source : B3, NAREIT An in - depth look at the REIT opportunity in Brazil The boom in the Brazilian REIT market has generated a vast number of sub - scale funds, originating a fragmented market Brazil boasts a larger number of REITs compared to the United States, but with a much smaller average size. This not only signals potential for market growth but also hints at the likelihood of future consolidation. Average AUM per REIT

125 VINCI PARTNERS INVESTOR DAY 2023 Brazilian REIT Market Evolution Market Share Concentration 83 210 300 400 500 600 700 800 900 0 50 100 150 200 250 300 350 400 2018 2Q'23 Number of Managers 1.5 6.0 0.5 0.7 4.0x 1.4x 2.5x AUM/Asset Manager ( R$bn ) AUM Vinci Real Estate ( R$bn ) 20 66% 190 34% # Asset Managers Market Share Source : B3, NAREIT An in - depth look at the REIT opportunity in Brazil Leading players should leverage the competitive landscape to consolidate the market In the REITs market, leading players leverage their exposure to a larger investor base and substantial funds for faster capital access and growth. In 2018, Vinci stood among the top - tier players with AUM three times higher than industry average. This strategic advantage propelled Vinci’s accelerated growth, solidifying its relevance in the market exceeding eight times the industry’s AUM average.

126 VINCI PARTNERS INVESTOR DAY 2023 Source : Vinci, Anbima , B3 The growth path of Vinci Real Estate Vinci Real Estate is ready to absorb the demand in the next easing cycle in Brazil Growth through market consolidation Follow on offerings of existing REITs Expand Agri Investments franchise Invest capital from Brazilian clients in selected deals offshore Explore Opportunistic Deals through club deals and specialized funds Launch VFDL II in 1Q 2024

PRIVATE CREDIT Marcello Almeida Head of Private Credit

128 VINCI PARTNERS INVESTOR DAY 2023 ▪ Investors see in private credit an opportunity to increase portfolio diversification and invest in a resilient asset - class with interesting risk - adjusted returns and…. ▪ Borrowers are profiting from a wide range of credit strategies and accessing a dedicated pool of long - term capital with a streamlined underwriting process. Alternative Lenders are filling the void left from Banks due to stricter regulatory constrains….and we see a similar trend in Br azil Direct lending is the largest strategy among Global Private Credit market ~45% of AuM As of June 30, 2022, unless otherwise mentioned Sources: Preqin’s 2H2022 Alternative Assets Investor Outlook Private Credit is growing fast among Global Alternative Markets Global Private Credit market accounts for US$1.5 trillion AuM ~12 % of Global Alternative Markets AuM CAGR 00 - 22 : 18% 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Global Private Credit AUM (US$ tn )

Brazil is a Large and Scalable Market for Credit

Aggregate Credit in Brazil (Companies and Households)

~85% of GDP


R$ 8.9 trillion
2013
2023

Financial System highly concentrated

The Top 5 banks in Brazil respond for 81%+ of Bank Loans.

Local DCM: relatively small, credit criteria is required...

~15% of GDP


R$ 1.6 trillion
2011
2017
2023

Companies still face some kind of credit constraint...
...and that creates a great opportunity for

Private Credit in Brazil

Sources: Brazil Central Bank, ANBIMA

VINCI PARTNERS INVESTOR DAY 2023 129

130 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹ As of December 31, 2021 Sources: Inter B, Brazil Central Bank, ABDIB, Fed, CEPEA, OECD Brazil has a Promising Addressable Market for Alternative Credit Infrastructure upgrade: Investment Gap ~3.6% of GDP per annum Equivalent to m ore than US$ 70 billion per annum needed for the next 20y Agribussiness in Brazil represents ~24% of GDP 0.00 0.50 1.00 1.50 2.00 2.50 1996 2009 2022 Agribussiness GDP (R$tn) Mortgage Loans in Brazil amount ~ 10% of GDP (~R$ 1 trillion) 2.6% of GDP 9.6% of GDP 53% of GDP Brazil 2012 Brazil 2022 OECD Countries¹ The Crowding - In Effect 2013 2016 2019 2022 BNDES Disbursements Local Bond Issuances R$ 378 bn R$ 270 bn R$ 100 bn

Vinci Private Credit Platform

Core-strategies summary

Focus on Direct Lending based on self-origination of private debt transactions

Assets Under Management: R$5.3 billion

Infrastructure Credit	Real Estate Credit	Structured Credit/ Multi-Strategy	Exclusive Mandates	Agribusiness Credit
R$2.0 bn	R$1.0 bn Total Strategy[1]: R$1.2 bn	R$0.8 bn	R$1.3 bn	R$0.2 bn Total Strategy[1]: R$0.4 bn
SITAWI, The Green Bond Principles, Eurosif, Climate Bonds, SFDR		5-star rating obtained by Vinci Structured Credit Funds in the Fund Guide/FGV 22 Vinci Multistrategy Credit: Excellent Fund 2023 Investidor Institucional	MQ1 2021 Moody's Local	

Notes: [1] The Private Credit team has co-managed strategies with Real Estate and AUM is proportionally divided between management teams. Total strategy considers the full AUM.

VINCI PARTNERS INVESTOR DAY 2023 131

Deep Dive into Private Credit Funds

	Infrastructure Credit	Real Estate Credit	Structured Credit / Multi-Strategy	Agribusiness
Strategy Overview	• Finance greenfield and brownfield projects, always with strong collateral package. • Focus on renewable energy (wind, solar, hydro)	• Direct lending opportunities based on LT Senior secured loans and MBS. • Real estate assets as collateral. • Multi-sector approach, focus on resilient companies.	• Group of multi-strategy Funds with more flexible guidelines. • Invest in a wide range of credit assets with focus on more liquid instruments (debentures, senior tranches).	• JV with Vinci Real Estate team • Invest in Senior secured debt, collateral is based on the land. • Focus in the most competitive regions for the agribusiness in Brazil.
Flagship Funds	• **VES** (1st Fund) is a 15y closed fund. It was graded an "ESG Fund" based on European Sustainable Standards. • **Vinci Credit Infra** (2nd Fund) is also a 15y closed fund, currently fundraising and already secured R$1.4 billion in seed capital.	• **VCI I & VCI II** both have a 10-year lock-up period and large Brazilian Pension Funds as their investors • **VCRI** is a listed fund distributed via IPO for retail investors.	• **VCM** is a closed Fund with a 10y lock-up period. • **VCE** is an open-ended Fund and distributed via retail platforms	• **VICA** is an 8y closed Fund distributed over-the counter for retail investors. The possibility of an IPO is on our horizon.

VINCI PARTNERS INVESTOR DAY 2023 132

133 VINCI PARTNERS INVESTOR DAY 2023 Unique Business Model 68% 32% Long-Term/Perpetual Short-Term AUM 2Q’23 90% 6% 4% Local Institutional Public Market Vehicles Others AUM 2Q’23 ~70% of AUM is in Long Term Credit Funds 90% of AUM from Local Institutional Investors Credit platform based on Closed - end Funds with 8 - 15y lock - up periods Ability to deliver superior performance during periods of market turbulence

134 VINCI PARTNERS INVESTOR DAY 2023 Management Team with Large Track Record in Credit Underwriting Marcello A lmeida 30 years of experience 29 years at Vinci and predecessors Partner and Head of Private Credit Gustavo Cortes 24 years of experience 23 years at Vinci and predecessors Partner and Portfolio Manager Investment Leadership Our Team is well - equipped to provide the whole - package for our investors, from self - origination, analysis and deal structuring. 10 Fully Dedicated Investment Professionals

135 VINCI PARTNERS INVESTOR DAY 2023 ▪ Focus on Long - term Credit Funds with significant lock - up period , and a dominant base of Local Institutional investors. ▪ Long experience of the Team as credit underwriters, with solid track - record during different economic cycles. ▪ Leverage on Vinci platform integrated capabilities for knowledge and network. Unique Business Model + ▪ Fundamental analysis and active monitoring to provide a consistent performance and capital preservation. ▪ Vinci has been a pioneer in investing a Long - term Credit Fund with superior ESG guidelines in Infrastructure. ▪ Focus on direct lending with deep understanding of debt instruments and market dynamics. Solid Investment Process Vinci Private Credit Competitive advantages

136 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2022 Track - record of consistent performance Proven investment process, combined with on - going risk monitoring and active portfolio management Consistency and capit al preservation have been the key for Long - term Value creation for our investors Real Estate Credit Vintage Year: 2014 Infrastructure Credit Vintage Year: 2018 Structured/Multi - strategy Inception Year: 2015 1.7x of Capital Returned since 2017 Capital Returns started in 2022 Open - Ended Fund 174% 126% 66% 39% 110% 95% VCI I CDI VES CDI VCE CDI

137 VINCI PARTNERS INVESTOR DAY 2023 + Our Growth Avenues Looking forward … Positive macro - perspective should unlock market opportunities Monetary Easing Cycle in Brazil is underway Fundraising our 2nd 15y closed Fund in Infrastructure (R$1.4 bn in seed capital) Expand the presence of our Funds in Capital Markets by doing IPOs/Follow - ons in Brazilian Stock Exchange (Infrastructure, Real Estate and Agribussiness ) Launch of new funds among existing credit strategies Exclusive Mandates Generalist Direct Lending fund Local Pension Funds: +R$ 1.1 trillion AUM (~70% in liquid Sovereign Debt)

138 VINCI PARTNERS INVESTOR DAY 2023 End notes R$2.4 bn R$5.3 bn December 2020 June 2023 Financial deepening rises in Brazil with growing interest for Private Credit from both institutional and retail investors. Since the IPO in 2021 Vinci has more than doubled its Private Credit AUM . We believe Credit in Brazil will experience the same financial disintermediation process we saw in other countries…. and Vinci is well positioned to be a leading player in this process . 2.2 x AUM Evolution Private Credit

VINCI SPS Marcelo Mifano Head of Vinci SPS

140 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹ “ Precatórios ” are judicial payment orders arising from lawsuits filed against governmental entities in Brazil, including, but not limited to , the states, municipalities and the federal government. Vinci SPS Overview Equity - like returns with creative structures that provide significant downside protection Tailor - made transactions that involve companies or assets with low liquidity, restricted access to capital markets and/or other complex situations Innovative Solutions Source of liquidity for a company or asset in a special situation Complexity Disputes, corporate or operational reorganization, M&As - standard credit lines not available Downside Protection Downside Protection: Prevention of losses even in adverse scenarios; robust and enforceable collateral package, discounted valuation basis 1. Corporate ▪ Funding – Primary Market ▪ Capital Solutions ▪ DIP Financing ▪ Secondary Market ▪ Credit Acquisition ▪ NPLs 2. Legal ▪ Legal Claims ▪ Precatórios¹ and Pre - Precatórios ▪ Federal, State and Municipal ▪ Public Companies ▪ Private Claims ▪ Litigation Finance 3. Platforms ▪ Low ticket transactions scalable through intense use of technology in their origination and processing workflows

141 VINCI PARTNERS INVESTOR DAY 2023 Capital Solutions IPOs in Brazil² (Volume - R$ bn) 20% of Companies with failed IPOs (2021 - 2022) are now restructuring their debts Corporate Bonds Issuance³ (Volume - R$ bn) 182 110 2022 (8M) 2023 (8M) 21 7 10 44 65 0 0 2017 2018 2019 2020 2021 2022 2023 Notes: ¹ BNDU: “Bens Não de Uso ” (Non - Use Assets). Non - Use Assets are assets used as a form of collateral during financial negotiations Sources: ²B3; ³Anbima; 4 Serasa Experian 1. Corporate Strategies : Primary Market Providing capital in Low liquidity situations, using sophisticated structures that unlock value for all parties involved The Top 5 banks in Brazil account for 81%+ of Bank Loans. ▪ Punitive capital treatment for new loans to distressed debtors ▪ Restrictions on holding foreclosed collateral (BNDU¹) Banking Concentration ▪ Companies under business transaction; ▪ Financial Distress; ▪ Chapter 11; ▪ Off court reorganization Low competition Segments DIP Financing R$ 100bn+ In credits associated to largest Judicial Recovery requests of 2023 390 593 1H'22 1H'23 # Companies that filed for Judicial Recovery 4 3,800 Companies Currently under Judicial Recoveries Focus on Downside Protection + 52% - 39%

142 VINCI PARTNERS INVESTOR DAY 2023 Notes: ²Credit transactions overdue for more than 90 days and transactions in which there is evidence that the obligation wil l n ot be fully honored. Source: ¹Brazilian Central Bank 1. Corporate Strategies : Secondary Market Acquisition of non - performing credits against companies, with proven recovery strategies Creditors motivated to sell due to regulatory or economic reasons ▪ Purchase at discounted prices to deliver superior returns ▪ Illiquid assets and complex situations limit the number of parties able to exploit such opportunities ▪ Recovery strategies may involve collateral or cash flow generation Acquisition of NPLs NPLs and Defaults in Banks’ Credit Portfolio¹ 35 30 27 17 22 33 49 2.9% 2.4% 2.1% 1.1% 1.2% 1.7% 2.6% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 0.0 20.0 40.0 60.0 2017 2018 2019 2020 2021 2022 2023 Stock of Corporate NPLs, in R$ billions Default in Banks' Credit Portfolios (Companies), in % Troubled assets in banks’ portfolios² R$154 bn Stock of BNDU² in Banks Portfolios R$11 bn

143 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹“PEC”: Constitutional Amendment Sources: ²National Treasury of Brazil, IFI (Independent Fiscal Institution of the Federal Senate); ³National Council of Justi ce ( Conselho Nacional de Justiça) 2. Legal Strategies Unlocking the value of legal assets through claim monetization and providing financing to parties with limited resources and strong cases in litigations and arbitrations Litigation Finance Financing of litigations where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute Partner of choice of leading lawfirm with cases in Latam and Europe ▪ Mariana ▪ Brumadinho ▪ DieselGate Early mover approach allowed Vinci SPS to fund cases at significantly better terms than followers who joined at later stages Legal Claims Judicial assets against public and private entities “ Precatórios ” Credit Rights Escrow Accounts, Hereditary Rights Impact from recent “ Precatórios PEC”¹ Federal Precatórios Outstanding² 2022 2026E R$ 141 bn R$ 700 bn State and Municipal Precatórios Outstanding (2022)³ R$ 150 bn ▪ Opportunity to monetize an illiquid asset ▪ Possible Tax and Accounting Gains Sellers comprise large base, from stressed entities to High Grade companies

144 VINCI PARTNERS INVESTOR DAY 2023 Sources: 1 National Council of Justice ( Conselho Nacional de Justiça); 2 Brazilian Central Bank Notes: ³Paycheck deductible loan 3. Platforms Strategies Low tickets and high volume, with heavy use of technology 80 million Labor and Civil lawsuits in Brazil¹ R$22 billion Balance of defaulted quotas from consortium administrators² R$233 billion Total balance of credit portfolio (“ C onsignado”³) allocated to retired individuals or INSS pensioners Given Brazil’s highly concentrated banking system, incumbents do not have incentives to develop early stage / small credit platforms

145 VINCI PARTNERS INVESTOR DAY 2023 Low Dependence on Macro Scenario Flexible mandate allows for dynamic allocation according to market opportunities Vinci SPS’s New Deployment by strategies, by year 19% 19% 27% 26% 26% 6% 25% 17% 50% 81% 75% 49% 57% 24% 2018 2019 2020 2021 2022 Platforms Legal Corporate Corporate ▪ Capital Solutions ▪ DIP Financing ▪ Credit Acquisition ▪ NPLs Legal ▪ Legal Claims ▪ Litigation Finance

146 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Notes: ¹Number of Deals Made double counts deals invested by more than one Vintage. Vinci SPS Overview Independent asset manager focused on Special Situations, founded in 2017 and acquired by Vinci Partners in 2022 Vintages 3 R$ bn of AUM +2 Investment Professionals 11 Deals Made¹ 89 2017 SPS Capital Foundation 2018 Vintage I: 1st Investment 2019 Vintage II: Fundraising 2020 Vintages I & II: First Complete Divestment 2021 Vintage III: Fundraising 2022

147 VINCI PARTNERS INVESTOR DAY 2023 Seasoned team with deep expertise Investment Leadership Team with complementary skills and extensive experience within the financial markets Marcelo Mifano 22 years of experience 13 years at Vinci and predecessors Partner and Head of Vinci SPS 11 Fully Dedicated Investment Professionals Tomás Jatobá 13 years of experience 13 years at Vinci and predecessors Partner and Head of Legal Strategies Benjamin Citron 19 years of experience 2 years at Vinci and predecessors Partner and Head of Corporate Strategies

148 VINCI PARTNERS INVESTOR DAY 2023 Competitive Advantages Highly qualified investor base that has provided not only funding, but also support on deal sourcing and background checks Smart Money Investors Access to exclusive deal origination Deals with profit sharing structures, allowing us to reduce check sizes and risk Reputation & Relationships Transactions with unique structures including collateral, kickers, exotic components and profit sharing Customized Structures Proven ability to distribute capital to investors Capital Distribution ▪ 25% of deals sourced through investors ▪ 91% of these deals had exclusivity rights ▪ 55% of deals made had exclusivity due to our relationships with banks, lawyers and partners ▪ 35% of deals made had kickers or profit sharing ▪ Vinci SPS I: 65% of Commitment distributed ▪ Vinci SPS II: 30% of Commitment distributed

149 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹ Invested Capital includes the recycling of certain amounts that would otherwise be distributable to LPs during the investment pe riod. Source : Vinci Partners Vinci SPS successfully developed its strategy over time, evolving into three vintages, with each edition increasing in size… AUM Evolution ( R$mn ) 41 108 378 982 1,399 1,430 90 31 436 966 699 645 131 139 814 1,948 2,098 2,075 2018 2019 2020 2021 2022 2Q'23 Vinci SPS Strategy NAV Uncalled Commitments Mar/2018 Mar/2020 Nov/2021 1.4x Commitment 1.5x Commitment 1.1x Commitment Called Vintage Year Invested Capital¹ Committed Capital R$131 mn R$671 mn R$1,070 mn SPS I SPS II SPS II

150 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹Gross IRR is calculated at the deals level, not considering expenses, carried interest and management fees … while establishing an outstanding track record with strong DPI IRR¹ since inception x benchmarks CDI IPCA + 6% Vinci SPS 7.0% 12.2% 27.6% Funds in Divestment Period 0.30x DPI Since Dec/22 SPS II 0.65x DPI Since Mar/21 SPS I

151 VINCI PARTNERS INVESTOR DAY 2023 Long - Term Value Proposition Synergies: Knowledge & Deal Sourcing Distribution Channels Deal Underwriting We will deepen such partnership with SPS Vintage IV, that should be launched in 2024 SPS has joined Vinci’s Platform to leverage its growth while keeping its unique ability to identify superior risk - return opportunities in complex situations

INVESTMENT PRODUCTS AND SOLUTIONS Fernando Lovisotto CIO and Head of Liquid Strategies

153 VINCI PARTNERS INVESTOR DAY 2023 R$16.6 bn 69% Separate Exclusive Mandates R$3.1 bn 13% Pension Plans R$2.2 bn 9% Commingled Funds R$2.1 bn 9% International What is the IP&S business? R$24 billion AUM As of June 30, 2023

154 VINCI PARTNERS INVESTOR DAY 2023 Separate Exclusive Mandates Pension Plans Commingled Funds International Summary Overview Tailor - made and distinctive portfolio construction solutions Local Institutional HNWI Strategy Overview Distribution Channels “PGBL” and “VGBL” pension plan funds, which provide tax and succession benefits to retail clients Allocators & Distributors Open - ended funds focused on specific asset classes within defined investment strategies Local Institutional Allocators & Distributors HNWI International tailor - made investment solutions HNWI Local Institutional

A growth path for Separate Exclusive Mandates and Commingled Funds The Brazilian Closed - End Pension Industry is sizeable and in the beginning of its financial deepening…

156 VINCI PARTNERS INVESTOR DAY 2023 AUM Closed - End Pension Funds (R$ bn) 640 685 805 950 1,026 1,108 2013 2015 2017 2019 2021 1Q'23 As of March 31, 2023 Source:Abrapp Brazilian Closed - End Pension Funds The Brazilian closed - end pension funds AUM doubled its size over the last 10 years, representing a total addressable market of R$1.1 trillion With a growing population and increasing demand for retirement options, Brazil`s pension industry has the potential to tap into a vast and expanding market into financial services

157 VINCI PARTNERS INVESTOR DAY 2023 Vinci Partners Market Share within Brazilian Closed - End Pension Funds 26% 74% Independent Asset Managers Incumbent Banks Market Concentration: Top 5 Players are incumbent banks As of June 30, 2023, unless otherwise stated. Source : Anbima Brazilian Closed - End Pension Funds Secular trend of decentralization from incumbent banks, that currently hold 74% of total market share 1% 2% 2018 2023 Vinci’s Market Share Gain #13 #8 Vinci Partners doubled its market share over the last five years, raising to 8th place in the Brazilian Managers ranking and 3rd among alternative managers in Brazil. Vinci is well positioned to capture additional market share by harnessing the strength of our diversified ecosystem, offering customized solutions across major asset classes tailored to various macroeconomic scenarios 2x Position in Brazilian Pension Funds Ranking

Brazilian Closed-End Pension Funds

Different from developed countries, Brazilian pension funds remains vastly under allocated to alternative investments


% Allocation Pension Funds
3%
5%
14%
78%
34%
43%
23%
Brazilian Pension Funds¹
US State and Local Pensions²
Fixed Income
Equity
Alternatives
Other


Average Actuarial target IPCA+5%
Interest rate easing cycle
More complex Financial Landscape
Allocation trend toward alternative investments
Seasoned and experienced managers are essential to ensure that allocations align with risk-profile assessments and yield substantial return.

Source: [1]Abrapp (as of March 31, 2023); [2]Center for Retirement Research Boston College (as of December 30, 2023)

VINCI PARTNERS INVESTOR DAY 2023 158

159 VINCI PARTNERS INVESTOR DAY 2023 Brazilian Closed - End Pension Funds How do we maximize our potential within the Brazilian Closed - End Pension Industry? Brazilian Closed - End Pension Funds Commingled Funds Separate Exclusive Mandates Entire plan Specific Mandate within the plan Outsource IP&S professional allocation services Invest directly in IP&S funds

160 VINCI PARTNERS INVESTOR DAY 2023 Source : ¹Anbima; ²UBS, In search of Alpha, and Vinci Partners Brazilian closed - end pension funds Deepening into addressable market for our separate exclusive mandates … underscoring the importance of having an experienced team capable of selecting the best managers and identifying new opportunities … and ensures that investments are overseen by an experienced team with a proven track record." For sub - scale managers or for specific asset class mandates, outsourcing the management team is cost - effective … 0.0 2.0 4.0 6.0 8.0 10.0 0.1 0.4 1.0 2.0 2.5 Costs ( R$mn ) AUM ( R$bn ) Cost structure: In - house vs. outsource management team ( R$bn ) Outsource Management fee Cost (R$mn) In-house Management Team Average Cost (R$mn) The complexity in the Brazilian Market is growing… 402 Managers¹ 949 Managers¹ Dec/2010 Jul/2023

Brazilian closed-end pension funds

Deepening into addressable market for our Separate Exclusive Mandates


R$107 bn
R$ 1.1 Tn
Total Pension Funds Market
R$998 bn
<R$2bn AUM
Over R$2bn AUM

Addressable market for entire plan — Smaller EFPCs tend to outsource the entire plan to a professional management

Addressable market for specific mandates — Bigger EFPCs tend to outsource a specific strategy within the plan to a professional management

	# EFPCs	Addressable Market (R$bn)	IP&S Share (%)
<R$2bn AUM	160	107	4.0%
Over R$2bn AUM	79	998	0.26%
Total Pension Funds Market	**239**	**1,105**	**~1%**

As of June 30, 2023
Source: Abrapp

VINCI PARTNERS INVESTOR DAY 2023 161

An exciting opportunity for Pension Plans Similar to closed - end, open - ended pension industry is Brazil is sizable and concentrated within incumbent banks

163 VINCI PARTNERS INVESTOR DAY 2023 Sizeable and growing addressable market Source : ¹Abrapp (as of March 31, 2023); ²ANBIMA (as of June 30, 2023) Brazilian Open - Ended Pension Plans The Brazilian open - ended pension plans experience the same trends as closed - end pension plans… Market Share Concentration within Incumbent banks, that have been losing stake for independent players 87% Portfolio exposure to fixed income¹ 87 % Total Incumbent Banks Market Share² R$1.3 tn Total Addressable Market¹ Open - Ended pension plans remain under allocated to Alternative investments and should gradually shift allocations

Our unique network and expertise to allocate capital abroad HNWI often boost their allocation abroad in order to fulfill their investment objectives

165 VINCI PARTNERS INVESTOR DAY 2023 Interest Rate Differential vs. Brazilian Investment in Foreign Assets³ R$63 bn Total Addressable Market R$1.2 tn Total Addressable Market Closed - End Pension Funds¹ + Public Pension System² These entities can allocate up to 10% of their portfolio to foreign investments + Taking into account the portion that we consider suitable for foreign investment. Total Brazilian Individual Capital Abroad³ -24,000 -18,000 -12,000 -6,000 0 6,000 12,000 18,000 24,000 0 2 4 6 8 10 12 14 16 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Interest Rate Differential - LHS Brazilian Investment in Foreign Assets 12M (US$ Mn) - RHS Lower differential interest rates between Brazil and Rest of World tends to promote reallocation from BRL related assets to US$ (or ex - BRL) related assets As of December 31, 2022, unless otherside Note:Interest Rate Differential = Brazilian Interest Rate ( Selic ) - Fed Funds Rate ; Source : ¹Abrapp; ² ANBIMA and Ministério da Previdência Social; ³ BCB International Individual Investor Institutional Investor

How does Vinci distinguish itself to capture the forthcoming opportunity? Our distinctive approach and longstanding relationships place us in a privileged position…

167 VINCI PARTNERS INVESTOR DAY 2023 Fernando Lovisotto 26 years of experience 13 years at Vinci and predecessors Partner, CIO and Head of Liquid Strategies André Simões 20 years of experience 11 years at Vinci and predecessors Partner and Head of Investment Solutions Thiago Freitas 11 years of experience 11 years at Vinci and predecessors Partner and Portfolio Manager Antonio Gouvea Vieira 22 years of experience 14 years at Vinci and predecessors Partner and Head of VSP Well structured and experienced team Investment Leadership A proficient management team that has been working together for more than a decade 14 Fully Dedicated Investment Professionals

168 VINCI PARTNERS INVESTOR DAY 2023 + 74% + 12% + 52% 2 7 11 5 7 9 3 4 7 16 24 2018 2020 2Q'23 Local Institutional HNWI Allocators & Distributors AUM Evolution Per Type of Client (R$ bn) CAGR % (2018 - 2Q’23) Note: ¹Considering Pension Funds Source: Vinci Partners. Our investor base diversified over time Increasing exposure to local institutional investors has qualified a sticky base IP&S offers flexibility in asset allocation aligned with the client's objectives, eliminating the need for redemption when a specific investment class no longer aligns with their current market outlook. Even though we don’t have formal lock - ups, our average retention rate¹ within local institutional investors is roughly 90%.

169 VINCI PARTNERS INVESTOR DAY 2023 6 Cost efficiency Cost efficiency, backed by rebate fees, brokerage agreements and others 6 Experienced team Team with a solid background on the business and a close relation with EFPCs and Consultants 6 Strategies diversification Asset Allocation that combines the rebalance within the portfolio and hedges 6 Access to top notch managers Close relationship with the best managers in the market and monthly reports with market’s updates 6 Customized mandates Tailor made portfolio construction to fit the client’s goals Competitive advantages

170 VINCI PARTNERS INVESTOR DAY 2023 Return of the funds since inception Our funds are adapted for Institutional Investors¹ Commingled funds Pension Plans Benchmark index Note: ¹According to 4994 regulation and excluding Equilíbrio since it is for open - ended plans Source: Vinci Partners Flagship funds outperformance driven by asymmetric risk capture 181% 152% 190% 102% 118% 106% 37% 17% Vinci Valorem CDI Vinci Selection Equites IBOV Vinci Equilíbrio CDI Retorno Real IMA-B

171 VINCI PARTNERS INVESTOR DAY 2023 Source : ¹Vinci Partners ; ²Bloomberg An opportunity ahead Monetary policy relaxation. Lower interest rates creates an opportunity to expand AUM 6 7 10 16 24 24 24 2018 2019 2020 2021 2022 2Q'23 5% Long - term real interest rate (NTN - B 2045²) 47% CAGR 2018 - 2021 IP&S AUM Evolution¹ vs. Long - term Real Interest Rate The imminent easing monetary cycle is expected to further boost the IP&S segment, given the rising inclination of institutional and individual investors to outsource their investments’ management, seeking superior returns within a more complex financial landscape Aug/23

172 VINCI PARTNERS INVESTOR DAY 2023 Long term strategy: multiple avenues to grow Looking forward, the IP&S segment will continue to grow existing strategies… ▪ Closed – End Pension Funds Mandates ▪ Open - ended Pension Plans Mandates Gaining market share from incumbent banks Scaling our allocating service for alternative investments ▪ VSP Strategy – Private Markets’ FoF

PUBLIC EQUITIES Roberto Knoepfelmacher Head of Public Equities

174 VINCI PARTNERS INVESTOR DAY 2023 Brazil vs. EM Peers - P/E NTM 20.7 15.9 15.0 14.8 13.6 13.5 11.9 11.6 11.3 11.1 10.5 9.8 9.5 9.2 8.5 7.9 7.3 5.5 5.0 4.7 India Saudi Arabia Taiwan Kuwait Indonesia Malaysia Hong Kong Philippines Mexico South Korea Average China South Africa Qatar Chile Brazil Poland Turkey Greece Colombia 150 155 160 165 170 175 180 185 190 2019 2020 2021 2022 2023 2024 Brazil’s Historic GDP and Vinci’s Expectations (1Q 2010 = 100) Sources: Central Bank of Brazil; Itaú BBA and Bloomberg; Citi Group; Vinci Partners Why Brazil | Market fundamentals A few factors that indicate a great opportunity to invest in Brazil 0 20 40 60 80 100 120 140 160 -10 -5 0 5 10 15 20 jan-05 ago-05 mar-06 out-06 mai-07 dez-07 jul-08 fev-09 set-09 abr-10 nov-10 jun-11 jan-12 ago-12 mar-13 out-13 mai-14 dez-14 jul-15 fev-16 set-16 abr-17 nov-17 jun-18 jan-19 ago-19 mar-20 out-20 mai-21 dez-21 jul-22 fev-23 Effective Exchange Rate Terms of Trade Effective Exchange Rate (right) Terms of Trade (left) Terms of Trade x Effective Exchange Rate (Inverted Scale) Bovespa P/E & Share of Average Portfolio Allocated in Equities 174 22.1% 9.0% 8.5 14.5 7.3 0 2 4 6 8 10 12 14 16 0% 5% 10% 15% 20% 25% 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Equity Share P/E 12m fw

175 VINCI PARTNERS INVESTOR DAY 2023 UK USA China India Brazil Population ( mn ) 67 332 1.412 1.408 214 Investors with stock market investments ( mn ) 20 190 210 45 5 Population with stock market investments (%) 30% 57% 15% 3% 2% Banked Population (%) 100% 95% 89% 83% 84% Sources: Central Bank of Brazil; Itaú BBA and Bloomberg; Citi Group; Vinci Partners Why Brazil | Market fundamentals Potential financial deepening contributes to investors moving into equities, helping companies raise capital - 5 10 15 20 jan-04 out-06 jul-09 abr-12 dez-14 set-17 jun-20 mar-23 dez-25 SELIC SELIC Market Expectations Interest Rates in Brazil – cutting cycle will drive new emissions 227% 168% 167% 121% 117% 110% 87% 82% 53% USA Canada Singapore Australia Japan United Kingdom South Korea China Brazil Market Cap as a percentage of GDP (2021) Brazilian Population exposure to Stock Market Investments 8 8 26 64 4 6 11 11 3 10 1 1 1 10 3 5 28 46 8 10 16 12 8 18 11 11 9 7 1 4 9 16 2 37 25 26 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 IPO FOLLOW-ON 2022 0 Easing interest cycle Booming IPO Market Generating New Opportunities 175

176 VINCI PARTNERS INVESTOR DAY 2023 Strategies Breakdown 62.2% 37.6% R$ 8.7 bn Dividends Strategy Portfolio concentrated in well - managed companies with strong presence in their segments. solid cash generation and dividend flow Mosaico Strategy Long - term performance through concentrated portfolio and deep fundamental analysis Investor’s Profile Capacity: R$ 15 Bn Sources : Vinci Partners Summary Diversified investment 176 Over 90% of institutional investor base 52% Institutional Offshore 43% Local Institutional 3% Allocators & Distributors 2% HNWI

177 VINCI PARTNERS INVESTOR DAY 2023 Seasoned senior investment team and in - house employee training Leverage Vinci’s broader platform. using it`s proprietary information database Internal research . macroeconomic. data science and legal departments Investment in non - consensus companies (avoid crowded names) THESE CHARACTERISTICS ALLOW US TO CONSISTENTLY GENERATE ALPHA Vinci’s competitive edge Vinci’s broader platform with proprietary information database 177

178 VINCI PARTNERS INVESTOR DAY 2023 Fernando Lovisotto 26 years of experience 13 years at Vinci and predecessors Partner, CIO and Head of Liquid Strategies Roberto Knoepfelmacher 23 years of experience 20 years at Vinci and predecessors Partner, Head of Equities and Mosaico Strategy PM Luis Guedes 23 years of experience 3 years at Vinci and predecessors Partner and Dividends Strategy PM Luiz O. Laydner 30 years of experience 23 years at Vinci and predecessors Partner and Head of Research Macroeconomic Research Vinci’s competitive edge (1/3) Investment Leadership 11 Fully Dedicated Investment Professionals Data Science Trading

179 VINCI PARTNERS INVESTOR DAY 2023 Macroeconomic Research Data Science 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Market Consensus Median - 2022 GDP Vinci's Estimates - 2022 GDP Observed 2022 GDP Our macroeconomic research team has been able to anticipate scenarios ahead of it’s peers Monitoring prices in order to cross - reference them with car rental companies so as to keep track of rates and car depreciation 5 th Annual - Inflation Projections 6 th Inflation Projection 2 nd Brazilian Federal Collections - Projections 3 rd Central Government Net Revenue - Projections Vinci’s competitive edge (2/3) Competitive edge in practice Achievements 179 0 10,000 20,000 30,000 40,000 Car Sales (units sold) Localiza Movida Unidas 92,000 97,000 102,000 107,000 Selected Car Selling Price (R$/unit) Localiza Movida Unidas

180 VINCI PARTNERS INVESTOR DAY 2023 Notes: ¹From 30/Sep/2015 to 30/Dec/2022; ¹Since inception: 12/Jul/2010 and until 30/Sep/2022. due to 3 - month lag on public avail ability of investment portfolios on CVM’s database Vinci’s competitive edge (3/3) Portfolio risk and return Historically Vinci Mosaico portfolio has had a low stock overlap with its peers, while presenting an improved risk/return ratio Competitor A Competitor B Competitor C Competitor D Vinci Mosaico Fund 5% 7% 9% 11% 13% 15% 17% 19% 21% 23% 24% 25% 26% Annualized Return (7 years) Risk (Volatility) Vinci Mosaico Strategy Risk and Return Comparison with Peers¹ Overlap With Mosaico 2Y 5Y Inception Peer A 26.5% 20.8% 12.5% Peer B 22.0% 22.0% 12.8% Peer C 17.5% 15.7% 10.8% Peer D 21.2% 12.9% 10.0% Average Mosaico x Peers 21.8% 17.9% 11.5% 30.1% 28.3% 22.8% Avg. Peers Amongst Themselves 180 Vinci Mosaico Strategy Portfolio Weighted Average Stock Overlap with Competitors²

181 VINCI PARTNERS INVESTOR DAY 2023 88% 477% -100% 0% 100% 200% 300% 400% 500% 600% Jul-10 Jul-11 Jul-12 Jul-13 Jul-14 Jul-15 Jul-16 Jul-17 Jul-18 Jul-19 Jul-20 Jul-21 Jul-22 Ibovespa Vinci Mosaico Vinci Mosaico net returns compared to Ibovespa 2010¹ 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 ITD¹ VINCI MOSAICO FUND 38.7% - 0.2% 43.2% 5.6% - 1.9% - 16.2% 44.9% 40.6% 14.8% 49.5% 3.5% - 12.8% - 4.6% 11.3% 477.0% IBOV 10.1% - 18.1% 7.4% - 15.5% - 2.9% - 13.3% 38.9% 26.9% 15.0% 31.6% 2.9% - 11.9% 4.7% 7.6% 87.6% Relative to Ibovespa 28.6% 17.9% 35.8% 21.1% 1.0% - 2.9% 5.9% 13.7% - 0.2% 18.0% 0.6% - 0.9% - 9.2% 3.7% 389.4% (1) Since inception: 12/07/2010 Note: Net returns in BRL As of June 30, 2023 Notes: Considers Vinci Mosaico Institucional FIA - CNPJ: 28.470.587/0001 - 11; Past performance of investments described herein is provided for illustrative purposes only and is not indicative of future investment results Track record summary (1/2) The Mosaico strategy net returns historically outperformed its benchmark 181

182 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Notes: Considers Vinci GAS Dividendos FIA - CNPJ: 07.488.106/0001 - 25; Past performance of investments described herein is provided for illustrative purposes only and is not indicative of future investment results Track record summary (2/2) The Dividends strategy net returns historically outperformed its benchmark Vinci GAS Dividendos net returns compared to Ibovespa 1,192% 293% 0% 200% 400% 600% 800% 1000% 1200% 1400% set-05 jun-06 mar-07 dez-07 set-08 jun-09 mar-10 dez-10 set-11 jun-12 mar-13 dez-13 set-14 jun-15 mar-16 dez-16 set-17 jun-18 mar-19 dez-19 set-20 jun-21 mar-22 dez-22 Vinci GAS Dividendos IBOV 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 ITD(1) VINCI DIVIDENDS FUND 20.8% 30.8% 38.7% - 22.1% 63.8% 15.5% 20.1% 20.0% 3.3% 10.1% - 0.2% 22.3% 19.2% 10.1% 42.8% 4.2% - 11.5% 7.9% 7.3% 1,192.0% IBOV 11.2% 32.9% 43.7% - 41.2% 82.7% 1.0% - 18.1% 7.4% - 15.5% - 2.9% - 13.3% 38.9% 26.9% 15.0% 31.6% 2.9% - 11.9% 4.7% 7.6% 292.6% Relative to Ibovespa 9.6% - 2.2% - 4.9% 19.1% - 18.8% 14.5% 38.2% 12.6% 18.8% 13.0% 13.1% - 16.7% - 7.6% - 4.9% 11.2% 1.3% 0.4% 3.2% - 0.3% 899.4% (1) Since inception : 19/09/2005 Note: Net returns in BRL 182

183 VINCI PARTNERS INVESTOR DAY 2023 14 12 8 6 3 50 ações mais líquidas próximas 50 próximas 50 próximas 50 próximas 50 # of sell - side analysts on average covering the company Next 50 companies Next 50 companies Next 50 companies Next 50 companies 50 most liquid companies 0% 20% 40% 60% 80% 100% 0 40 80 120 160 200 240 280 320 360 Accumulated liquidity (%) Companies 70 companies Blue Chips 137 companies Mid/Small Caps Illiquid *Blue Chips: companies with 85% of accumulated liquidity *Mid/Small Caps: companies after 85% of accumulated liquidity and with a daily volume greater than R$ 5 million. Small Caps are less covered by sell - side analysts. resulting in less arbitraged prices Small and Mid Caps represent a large and less explored investment universe Source : Bloomberg; Economatica ; Vinci. Long term opportunities – Vinci PIPE The universe of small caps is little covered and larger than that of blue chips 183

184 VINCI PARTNERS INVESTOR DAY 2023 As of June 30, 2023 Source : Bloomberg; Economatica ; Vinci Partners Long term opportunities – Vinci PIPE Vinci partners is a reference in the management of private and public equities funds 184 Private Equity Public Equities ▪ Among the largest and most traditional PE managers in Brazil with AUM of R$ 13.5 b n ▪ Success record: gross IRR of 70% since 2004 ▪ In - depth knowledge of execution and governance ▪ R$8.7 billion AUM ▪ Extensive experience in stock selection with a long - term horizon and investing in small caps ▪ Success record: average annual return of the long - only strategy of 14.4% (alpha of 10% p.a.) since 2010

RETIREMENT SERVICES Alessandro Horta Chief Executive Officer

186 VINCI PARTNERS INVESTOR DAY 2023 Target Costumers Brazilian Pension Industry Pension Industry Mandatory Optional CLT and Others RPPS Open - End Closed - End Any individual and/or legal entity in favor of the individuals linked to them Only individuals employed by the corporation (plan sponsor) Official (social) Complementary ( private )

Target Costumers Market Share Pension Industry Mandatory Optional CLT and Others RPPS Open - End¹ Closed - End² Any individual and/or legal entity in favor of the individuals linked to them Only individuals employed by the corporation (plan sponsor) Official (social) Complementary ( private ) R$2.4 tn 74% 26% Incumbent banks Independent Players 87% 13% Incumbent banks Independent Players R$1.3 tn R$1.1 tn As of June 30, 2023, unless otherwise stated. Source: ¹Fenaprevi; ²Abrapp (as of March 31, 2023) and ANBIMA 187 VINCI PARTNERS INVESTOR DAY 2023 Brazilian Pension Industry

188 VINCI PARTNERS INVESTOR DAY 2023 Note: ¹For 2023, the cap is R$7,507.49 Source : ²Fenaprevi Brazilian Complementary Pension Industry Pension System deficit “INSS” cap is low¹ There is no withdrawals in case of an emergency Strategic Tax Planning and Liquidity Generation Why complementary pension plans? Vinci Retirement Services Private Credit Public Equities Hedge Funds Real Estate Fixed Income Others Diversified Allocation 87% 13% Fixed Income Other Asset Classes Pension Industry Allocation² The Brazilian pension industry is primarily focused on returns driven by tax benefits, often leading to suboptimal portfolio asset allocation. Tailor made allocations with a full suite of products will boost long - term return.

189 VINCI PARTNERS INVESTOR DAY 2023 Sizeable opportunity to expand penetration into pension industry and gain market share from incumbent banks Total Market Size¹: R$2.4 trillion Complementary Pension Industry Incumbent banks currently hold over 80% of total market share², which is gradually shifting to independent insurers Decentralization Trend Market's sharp entry barriers, such as expertise and structuring requirements, limit the access of new players Lack of independent players Note: ¹The Complementary Pension Industry is calculated as the sum of Open - Ended Pension Plans (as of March 31, 2023) and Closed - End P ension Funds (as of June 30, 2023); ²The concentration of the Complementary Pension Industry is calculated proportionally based on the concentration of each plan. Source : Abrapp and Fenaprevi VRS: Creating a novel retirement service

Problem Diagnosis Pension Products have poor historical performance Product offer not compatible with the Investor profile Lack of knowledge and decentralized information Investor’s desire to choose their product mix Product is still mostly manual and not digital, with legacy systems Clients neither monitor nor adjust their plans over the years Sizeable opportunity to expand penetration into pension industry and gain market share from incumbent banks Solutions available in the market commonly concentrate only on tax benefits and don't focus on maximizing returns and tailoring the best solutions to meet the clients’ long - term investment plans 190 VINCI PARTNERS INVESTOR DAY 2023 VRS: Creating a novel retirement service

Vinci’s Solution Tech advisor mechanism and specialists in asset allocation Tailor made solutions designed to fit every investor profile Easy access to information to enhance the user experience Simplified and tailor - made allocation Digital product, with a user - friendly navigation and singular design Annual review to clients, targets and goals may evolve through our investors' lifetime Sizeable opportunity to expand penetration into pension industry and gain market share from incumbent banks Solutions available in the market commonly concentrate only on tax benefits and don't focus on maximizing returns and tailoring the best solutions to meet the clients’ long - term investment plans VRS was developed to address the main issues of traditional retirement solutions, with an innovative, digital and personalized solution designed to fit every investor profile backed by technology and solid risk tolerance metrics 191 VINCI PARTNERS INVESTOR DAY 2023 VRS: Creating a novel retirement service

192 VINCI PARTNERS INVESTOR DAY 2023 Vinicius Albernaz 33 years of experience 1 year at Vinci and predecessors Partner and Head of Retirement Services 13 Years at Bradesco CEO at Bradesco Seguros (2018 - 2020) CEO at Bradesco Asset Management (2016 - 2018) And previous senior management positions Previous Experience: Icatu Credit Suisse GP Investments VRS: Creating a novel retirement service Investment Leadership We built a team with extensive experience in the pension industry and best - in - class technology knowhow 09 Fully Dedicated Investment Professionals

193 VINCI PARTNERS INVESTOR DAY 2023 App MVP with fully developed AI VRS officially launched in the 2Q’23 Soft opening to Vinci’s HNWI base VRS: Creating a novel retirement service What have we achieved so far?

194 VINCI PARTNERS INVESTOR DAY 2023 VRS: Creating a novel retirement service Expand fundraising efforts to Corporate clients Increase share within Vinci’s HNWI Expand our product offering capabilities What is yet to come?

FINANCIAL OVERVIEW Bruno Zaremba Chairman of Private Equity and Head of Investor Relations

196 VINCI PARTNERS INVESTOR DAY 2023 We operate a distinctive business model which provides growth and stability advantages… Long - term capital creates a management fee centric business model Diversified platform Substantial upside from performance fee and GP Investments Operating leverage driving margin expansion Growing Alternative Asset Management Market

197 VINCI PARTNERS INVESTOR DAY 2023 … ultimately resulting in higher returns and dividend distributions to our shareholders AUM with long - term lock - ups , built upon proprietary relationships Stable management fees , with a management fee centric business High quality Fee Related Earnings Incremental profitability from Performance Related Earnings and Realized GP Commitments Strong dividend distribution , backed by substantial free cash flow

198 VINCI PARTNERS INVESTOR DAY 2023 We have multiple growth drivers Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. We are targeting an organic expansion to R$150 billion of AUM by year - end 2028 Strategic partnerships and/or acquisitions UPSIDE 2Q’23 R$65 bn 2028 Target ~R$150 bn Scaling Existing Funds Launch of new Private Market strategies Expand Distributions Channels

We are rolling our Private Market fundraising target to year-end 2024, with a strong fundraising pipeline…

Private Markets' Fundraising Cycle (R$ bn)



Year-end
2024 Target
4
2
9
15
2022
3Q23 YTD
YE2024
Total Fundraising
PM (2022-YE24)

We will continue to have contributions from our ongoing fundraisings…



VCP IV
VICC
Vinci Credit Infra

…with additional commitments coming from new and existing strategies, which will drive our target to R$15 billion until year-end 2024



SPS IV
VIR IV
VFDL II
Listed Products
Other Products

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2.

VINCI PARTNERS INVESTOR DAY 2023 199

200 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. … and in the long - term, we are well - positioned to take advantage of the growth opportunities in the market 6 9 9 R$ 15 bn ~R$ 60 bn PM Fundraising 2022-2024 Target Fundraising 2024-2028 Target Fundraising Until 2028 The Full Power of Our Platform Private Equity Vinci SPS Private Credit Real Estate Public Equities Hedge Funds Retirement Services Investment Products and Solutions Infrastructure

We expect our growth to come across all strategies with a substantial contribution from private markets

We target ~R$500-600 million in additional recurring revenues to be added to our platform by 2028.

Fee Related Revenues (R$ mm)



2.2-2.4x
$900-1,000
$414
2Q'23 LTM
2028 Target

Segment	Additional Revenues	Description
Private Markets	R$285-340mm	▪ New vintages across all strategies ▪ Mostly built upon long term lockups, with ~40% coming from perpetual capital vehicles
IP&S	R$60-70mm	▪ New separate mandates with institutional players ▪ Growth of our Pension Plan strategy
Liquid Strategies	R$70-85mm	▪ Scaling our existing flagships ▪ Development of our PIPE strategy
VRS	R$60-75mm	▪ Portability of Corporate Plans to VRS ▪ Growth through the HNWI channel
Financial Advisory	R$25-30mm	▪ Expand our client base and product offering

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2.

VINCI PARTNERS INVESTOR DAY 2023 201

An in-depth look at our expenses


2Q'23 LTM Expenses Breakdown
30%
40%
30%

Bonus Compensation

- Bonus compensation is calculated as a percentage of the company's net revenues.
  - Bonus related to management and advisory fees amount to ~20% of total net Fee Related Revenues.
  - Bonus related to performance fees amount to ~50% of total net performance fees.

Personnel Expenses

- Personnel expenses comprise wages and benefits for the company's employees, therefore are directly related to our FTE composition.
- Over the last years we made an effort into developing our platform with the best talent and we are now in a position to scale.

G&A

- G&A expenses comprise a variety of expenses that wide from our offices' leasing and operational systems to third party expenses with travelling and service providers.
- We believe our current infrastructure is highly leverageable going forward, both regarding systems and IT and also office space adequacy.

VINCI PARTNERS INVESTOR DAY 2023 202

203 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. Our platform is well positioned to leverage growth and drive Margin Expansion 137 235 400 - 480 2018 2Q'23 LTM 2028 Target 32.9% % FRE margin 48.5% +1,560 bps +650 - 1,150 bps 55% - 60% AUM/FTE (R$ million) AUM growth Developed Platform Margin Expansion 12% CAGR 13% CAGR

204 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. Fee Related Earnings growth will be driven by AUM and Margin Expansion Fee Related Revenues R$414mm 2.2 - 2.4x R$900 - 1,000mm 2Q’23 LTM 2028 Target Fee Related Earnings R$201mm 2.5 - 3.0x R$500 - 600mm FRE Margin 48.5% 650 - 1,150bps 55% - 60%

205 VINCI PARTNERS INVESTOR DAY 2023 6 6 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. Performance Fees as an additional value driver going forward R$100 - 120 million PRE Target Normalized Annual Earnings Power Generate more recurring performance fees as funds surpass the high - water mark Valorem Mosaico Dividends Total Return Others Liquid Funds Starting in 2025, we expect our flagship vintages to generate significant performance fees VCP III SPS III VIAS VFDL Iliquid funds

206 VINCI PARTNERS INVESTOR DAY 2023 How we use the balance sheet Seed Funds and Strategies Strategic Partnerships and Acquisitions Shares Repurchases

207 VINCI PARTNERS INVESTOR DAY 2023 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. GP Investments should drive future value R$1 billion Proprietary Commitments Expected ~ 2.0x Net MoC To be mostly realized through 2026 - 2030 Seed investments enhance FRE and PRE growth and fundraising capabilities REITs investments generate monthly realized GP investment income Capital gain from Private Markets’ products as they divest from assets

We expect acceleration of growth and quality of earnings

2028 Target Earnings Power – Midpoint of Range (After Tax)

Fee Related Earnings (2028 Target)	~R$7.0 Per Share
+ Performance Related Earnings (Normalized 2024-2028 Target)	~R$1.4 Per Share
+ Realized Financial Gains/Expenses (Normalized 2024-2028 Target)	~R$1.6 Per Share
= Target Distributable Earnings Power	~R$10.0 Per Share

Target Distributable Earnings Power (R$/Share)


10.0
>2x
4.7
2Q'23 LTM
2028 Target Distributable Earnings Power

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2

VINCI PARTNERS INVESTOR DAY 2023 208

What we delivered over the past cycle vs. our target results for the upcoming cycle

	2018		2Q'23 LTM		2028 Target
Fee Related Revenues	R$166mm	~2.5X	R$414mm	~2.3X	R$900-1,000mm
Fee Related Earnings	R$55mm	~3.6X	R$201mm	~2.7X	R$500-600mm

	2018-2Q'23	2Q'23 – 2028 Target
Free Cash Flow	R$857mm	R$2,200-2,700mm

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2.

VINCI PARTNERS INVESTOR DAY 2023 209

210 VINCI PARTNERS INVESTOR DAY 2023 VINP Stock Price as of September 29, 2023. Vinci valuation is highly attractive vs. peers Stock Price (U$/share) 10.2 A VINP

Balance Sheet (U$/share) 4.5 B ▪ Proprietary commitments into our Private Markets’ funds. ▪ These commitments work as seed investments to leverage fundraising efforts and drive future FRE and PRE growth for the platform . ▪ Investments made in these products target an expected Net MOIC of more than 2.0x . ▪ Uncalled capital is invested in our liquid short - term portfolio, generating quarterly realized financial income. Stock Price (U$/share) 10.2 A VINP Vinci valuation is highly attractive vs. peers 211 VINCI PARTNERS INVESTOR DAY 2023 Net Balance Sheet equals to R$154 million in cash and equivalents , plus R$1.2 billion in Investments, less R$128 million in debt obligation . Per share value considers common shares outstanding as of June 30, 2023 and Exchange rate from USD to BRL of 5.0076, as of September 29, 2023.

▪ We have more than R$12 billion in performance eligible AUM coming from Private Markets’ funds that will enter its divestment phase over this next cycle. ▪ For our open - ended funds, we have roughly R$19 billion in performance eligible AUM. ▪ The easing interest rate cycle could be an important contributor to boost performance across open - ended liquid funds. NPV PRE (U$/share) 1.7 C Balance Sheet (U$/share) 4.5 B Stock Price (U$/share) 10.2 A VINP Vinci valuation is highly attractive vs. peers 212 VINCI PARTNERS INVESTOR DAY 2023 Net Present Value for PRE assumes 20% discount rate and 5.5% terminal growth rate. Per share value considers common shares outstanding as of June 30, 2023 and Exchange rate from USD to BRL of 5.0076, as of September 29, 2023.

Vinci valuation is highly attractive vs. peers

		VINP
Stock Price (U$/share)	A	10.2
Balance Sheet (U$/share)	B	4.5
NPV PRE (U$/share)	C	1.7
Implicit FRE Value (U$/share)	**A - B - C**	**4.0**

- Our management fee centric business provides predictability and stability into our earnings.
- **More than 50% of our AUM have formal lockups for five years or more**, which translates into stable revenues.
- We have new strategies and vintages that will boost FRE numbers over the next years.
- Our medium-term target implies a **~20% CAGR for FRE until 2028.**
- **High-quality FRE with strong growth trend.**

VINCI PARTNERS INVESTOR DAY 2023 213

P/FRE After - Tax Burdened by SBC 2023E 7.1x 24.0x Peers Substantially discounted multiple compared to peers Implicit FRE Value (U$/share) 4.0 A - B - C NPV PRE (U$/share) 1.7 C Balance Sheet (U$/share) 4.5 B Stock Price (U$/share) 10.2 A VINP Vinci valuation is highly attractive vs. peers 214 VINCI PARTNERS INVESTOR DAY 2023 Price to FRE consider consensus from sell side analysts for Vinci Partners’ 2023 FRE, common shares outstanding as of June 30, 2023 and Exchange rate from USD to BRL of 5.0076, as of September 29, 2023. Peers' multiple is calculated as a median from PAX, BX, ARES, KKR, APO, CG and TPG. Source: Goldman Sachs

4.5 4.5 1.7 1.7 4.1 13.9 10.2 20.0 Current At Peers Multiple FRE Implicit Value (U$/share) NPV PRE (U$/share) Balance Sheet (U$/share) P /FRE After - Tax Burdened by SBC 2023E 7.1x 24.0x Peers Implicit FRE Value (U$/share) 4.0 A - B - C NPV PRE (U$/share) 1.7 C Balance Sheet (U$/share) 4.5 B Stock Price (U$/share) 10.2 A VINP Valuation Per Share Vinci valuation is highly attractive vs. peers 215 VINCI PARTNERS INVESTOR DAY 2023 Price to FRE consider consensus from sell side analysts for Vinci Partners’ 2023 FRE, common shares outstanding as of June 30, 2023 and Exchange rate from USD to BRL of 5.0076, as of September 29, 2023. Peers' multiple is calculated as a median from PAX, BX, ARES, KKR, APO, CG and TPG. Source: Goldman Sachs

CLOSING REMARKS Alessandro Horta Chief Executive Officer

217 VINCI PARTNERS INVESTOR DAY 2023 We have five main takeaways for you today 6 Our platform is strategically positioned within the main alternative investment classes , poised to benefit from tailwinds that are fueling its growth. 6 Our business model is structured to drive strong growth during favorable market conditions and to remain resilient during tougher scenarios. 6 Fundraising and deployment are on strong growth trajectory and realizations are poised to accelerate in future years 6 The alternative market is expanding on a global scale, and emerging markets are in a good position to capture an increasing share in the coming years, with a potential focus on attracting institutional investors. 6 The potential for outsized shareholder returns is significant, driven by the growing FRE and the promising upside potential from PRE and GP investments.

218 VINCI PARTNERS INVESTOR DAY 2023 Our philosophy makes us distinctly different TALENT CAPITAL IDEAS

Q&A

APPENDIX

Strategic Partnership with Ares - Key Terms of the Investment

Investment	$100 million of Series A Convertible Preferred Shares (the "Convertible Preferred")
Use of Proceeds	M&A, Seed Capital and General Corporate Purposes
Conversion Price[1]	$13.60, equating to a 30% premium to Vinci's 30-day VWAP, ending October 09, 2023
Dividend	8.00% p.a. payable in cash on a quarterly basis
Term	Mandatory redemption at 10 years
Governance	Ares shall designate one representative to serve as a member of the board and one representative to serve as a board observer, subject to certain conditions being met
Other	Includes customary voting rights, consent rights (including limitations on indebtedness), information rights, pro-rata participation rights[2]
Partnership Agreement	Formal agreement to collaborate on the following strategic initiatives: (i) distribution, (ii) new product development and (iii) best practice sharing (including M&A)

Notes: [1]If converted, represents 7.4mm Vinci Class A common shares; [2]Full terms of the Convertible Preferred set forth in the Certificate of Designations to be furnished on Form 6-K with the SEC upon execution at closing.

VINCI PARTNERS INVESTOR DAY 2023 221

RECONCILIATIONS AND DISCLOSURES

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY(%)	2Q'22 YTD	2Q'23 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Realized performance fees	*3,839*	*1,963*	*10,765*	*180%*	*6,375*	*12,728*	*100%*
Unrealized performance fees	–	–	–	*N/A*	*636*	–	*N/A*
Net revenue from advisory	6,659	4,468	14,050	111%	10,333	18,518	79%
Total net revenues from services rendered	**99,769**	**102,308**	**117,584**	**18%**	**193,844**	**219,892**	**13%**
EXPENSES							
Bonus related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
Realized	*(1,427)*	*(733)*	*(5,368)*	*276%*	*(2,234)*	*(6,101)*	*173%*
Unrealized	–	–	–	*N/A*	*(225)*	–	*N/A*
Total compensation and benefits	**(18,694)**	**(18,795)**	**(26,417)**	**41%**	**(36,997)**	**(45,212)**	**22%**
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other general and administrative expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Total expenses	**(50,455)**	**(52,023)**	**(61,439)**	**22%**	**(98,571)**	**(113,462)**	**15%**
Operating profit	**49,314**	**50,285**	**56,145**	**14%**	**95,273**	**106,430**	**12%**
OTHER ITEMS							
GP Investment income	(7,211)	(20,200)	34,651	N/A	(11,380)	14,451	N/A
Realized gain from GP investment income	*4,926*	*5,881*	*4,179*	*(15)%*	*6,971*	*10,060*	*44%*
Unrealized gain from GP investment income	*(12,137)*	*(26,081)*	*30,472*	*N/A*	*(18,351)*	*4,391*	*N/A*
Financial income	21,193	20,089	30,183	42%	45,901	50,272	10%
Realized gain from financial income	*20,001*	*20,089*	*30,183*	*51%*	*44,997*	*50,272*	*12%*
Unrealized gain from financial income	*1,192*	–	–	*N/A*	*904*	–	*N/A*
Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
Other items[1]	644	151	(11,573)	N/A	(492)	(11,422)	2,222%
Share Based Plan	(2,468)	(2,107)	(3,493)	42%	(3,204)	(5,600)	75%
Non-operational expenses[2]	(962)	–	–	N/A	(6,071)	–	N/A
Total Other Items	**8,796**	**(4,698)**	**47,251**	**437%**	**19,882**	**42,553**	**114%**
Profit before income taxes	**58,109**	**45,587**	**103,396**	**78%**	**115,154**	**148,983**	**29%**
(-) Income taxes[3]	(11,711)	(12,881)	(11,844)	1%	(23,450)	(24,725)	5%
NET INCOME	**46,398**	**32,706**	**91,552**	**97%**	**91,704**	**124,258**	**35%**
(+) Non-operational expenses[2] including income tax related to realized expense	635	–	–	N/A	5,072	–	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	–	(2,674)	4,804		–	2,130	
ADJUSTED NET INCOME	**47,033**	**30,032**	**96,356**	**105%**	**96,775**	**126,388**	**31%**

Please see notes at the end of presentation

VINCI PARTNERS INVESTOR DAY 2023 223

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	2Q'22 YTD	2Q'23 YTD
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to performance fees	1,427	733	5,368	2,459	6,101
FEE RELATED EARNINGS (FRE)	**46,902**	**49,055**	**50,748**	**90,720**	**99,803**
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from management fees	(89,271)	(95,877)	(92,769)	(176,500)	(188,646)
(-) Net revenue from advisory	(6,659)	(4,468)	(14,050)	(10,333)	(18,518)
(+) Bonus related to management and advisory	17,267	18,062	21,049	34,539	39,111
(+) Personnel expenses	6,233	7,164	7,577	12,782	14,741
(+) Other general and administrative expenses	4,178	3,458	5,036	8,681	8,494
(+) Corporate center expenses	21,350	22,606	22,410	40,111	45,016
PERFORMANCE RELATED EARNINGS (PRE)	**2,412**	**1,230**	**5,397**	**4,552**	**6,627**
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(+) Realized gain from GP investment income	4,926	5,881	4,179	6,971	10,060
SEGMENT DISTRIBUTABLE EARNINGS	**54,240**	**56,166**	**60,324**	**101,833**	**116,490**
NET INCOME	**46,398**	**32,706**	**91,552**	**91,704**	**124,258**
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Income tax from unrealized performance fees	–	–	–	73	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(-) Unrealized gain from GP investment income	12,137	26,081	(30,472)	18,351	(4,391)
(+) Income tax on unrealized gain from GP investment income	(55)	–	10	(55)	10
(-) Unrealized gain from financial income	(1,192)	–	(0)	(904)	(0)
(-) Income tax on unrealized gain from financial income	(65)	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	(2,674)	4,804	–	2,130
(+) Depreciation and amortization	976	1,778	2,028	1,960	3,806
(+) Share Based Plan	2,468	2,107	2,248	3,204	4,355
(-) Income Taxes on Share Based Plan	(233)	8	199	(233)	207
(+) Non-operational expenses including income tax related to realized expense	635	–	–	5,072	–
ADJUSTED DISTRIBUTABLE EARNINGS	**61,070**	**60,006**	**70,369**	**118,762**	**130,375**
TOTAL NET REVENUE FROM SERVICES RENDERED	**99,769**	**102,308**	**117,584**	**193,844**	**219,892**
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**95,930**	**100,345**	**106,819**	**186,833**	**207,164**

VINCI PARTNERS INVESTOR DAY 2023 224

Second Quarter 2023 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY(%)	2Q'22 YTD	2Q'23 YTD	Δ YoY(%)
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from advisory fees	6,659	4,468	14,050	111%	10,333	18,518	79%
Total Fee Related Revenues	**95,930**	**100,345**	**106,819**	**11%**	**186,833**	**207,164**	**11%**
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other G&A expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Bonus compensation related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Total Fee Related Expenses	**(49,028)**	**(51,290)**	**(56,071)**	**14%**	**(96,113)**	**(107,361)**	**12%**
FEE RELATED EARNINGS (FRE)	**46,902**	**49,055**	**50,748**	**8%**	**90,720**	**99,803**	**10%**
FRE Margin (%)	*48.9%*	*48.9%*	*47.5%*		*48.6%*	*48.2%*	
FRE per share[4] (R$/share)	*0.84*	*0.90*	*0.94*	*11%*	*1.63*	*1.83*	*13%*
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
PERFORMANCE RELATED EARNINGS (PRE)	**2,412**	**1,230**	**5,397**	**124%**	**4,552**	**6,627**	**46%**
PRE Margin (%)	*62.8%*	*62.7%*	*50.1%*		*64.9%*	*52.1%*	
(-) Unrealized performance fees	–	–	–	N/A	(636)	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	225	–	N/A
(+) Realized GP investment income	4,926	5,881	4,179	(15)%	6,971	10,060	44%
SEGMENT DISTRIBUTABLE EARNINGS	**54,240**	**56,166**	**60,324**	**11%**	**101,833**	**116,490**	**14%**
Segment DE Margin (%)	*51.8%*	*51.9%*	*49.5%*		*50.9%*	*50.7%*	
(+) Depreciation and amortization	976	1,778	2,028	108%	1,960	3,806	94%
(+) Realized financial income	20,001	20,089	30,183	51%	44,997	50,272	12%
(-) Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
(-) Other financial expenses[2]	644	(3,900)	(5,540)	N/A	(492)	(9,440)	1,819%
(-) Non-operational expenses[3]	(962)	–	–	N/A	(6,071)	–	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,064)	(11,496)	(14,109)	17%	(23,665)	(25,605)	8%
DISTRIBUTABLE EARNINGS (DE)	**60,435**	**60,006**	**70,369**	**16%**	**113,690**	**130,375**	**15%**
DE Margin (%)	*48.5%*	*46.8%*	*46.3%*		*46.4%*	*46.5%*	
DE per share (R$/share)[4]	*1.09*	*1.10*	*1.30*	*19%*	*2.04*	*2.40*	*17%*
(+) Non-operational expenses[3] (including Income Tax effect)	635	–	–	N/A	5,072	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**61,070**	**60,006**	**70,369**	**15%**	**118,762**	**130,375**	**10%**
Adjusted DE Margin (%)	*49.0%*	*46.8%*	*46.3%*		*48.4%*	*46.5%*	
Adjusted DE per share (R$/share)	*1.10*	*1.10*	*1.30*	*18%*	*2.13*	*2.40*	*12%*

Please see notes at the end of presentation

VINCI PARTNERS INVESTOR DAY 2023 225

Notes and Definitions

Notes to page 48:

[1] Liquid Strategies are comprised of Public Equities and Hedge Funds; [2]Private Markets are comprised of REITs, Credit rights investment funds and Private Equity (excluding non-discretionary managers); [3]Others are comprised of non-discretionary Private Equity managers (80%), ETF (9%), Offshore (9%) and foreign exchange (1%).

Notes to page 53:

[1] Local Institutional addressable market is calculated as the sum of Local Complementary Pension Funds and "RPPS"; [2] The calculation of the Institutional Offshore addressable market, as referenced in Vinci Partners' internal analysis, takes into account metrics such as the global average allocation of AUM to alternative investments, AUM attributable to LATAM, AUM attributable to Brazil, and other relevant factors; [3] HNWI addressable market is calculated using Private Brazilian Banking AUM; [4] Allocators & Distributors are calculated as the sum of Brazilian Insurances, Private Banking, High Net Worth Retail, Retail and "Conta e Ordem"

Notes to page 75:

Track record information is presented throughout this presentation on a pro forma basis, excluding PIPE investments, a strategy that was discontinued since VCP III. Fund I is not structured as a typical private equity fund; unlike VCP II and VCP III Fund I is comprised entirely of proprietary capital, and its returns are subject to neither a typical private equity fee structure nor certain transaction and other investment expenses borne by investors in VCP II and VCP III. The net IRR for the Fund I presented here is a hypothetical illustration that applies fees and other charges similar to those charged by VCP III. Any target or similar return herein is not a guarantee or prediction or projection of future performance. Any target data or other forecasts contained herein are based upon the current views of the Manager, estimates, and assumptions about future events and potential investments. Actual events and conditions may differ materially from the assumptions used to establish the target returns and if any of the assumptions used do not prove to be true, results may vary substantially

Notes to page 86:

Track record information is presented throughout this presentation on a pro forma basis, excluding PIPE investments, a strategy that was discontinued since VCP III. Fund I is not structured as a typical private equity fund; unlike VCP II and VCP III Fund I is comprised entirely of proprietary capital, and its returns are subject to neither a typical private equity fee structure nor certain transaction and other investment expenses borne by investors in VCP II and VCP III. The net IRR for the Fund I presented here is a hypothetical illustration that applies fees and other charges similar to those charged by VCP III. Any target or similar return herein is not a guarantee or prediction or projection of future performance. Any target data or other forecasts contained herein are based upon the current views of the Manager, estimates, and assumptions about future events and potential investments. Actual events and conditions may differ materially from the assumptions used to establish the target returns and if any of the assumptions used do not prove to be true, results may vary substantially

VINCI PARTNERS INVESTOR DAY 2023 226

Notes and Definitions

Notes to page 104:

There is no guarantee that any Fund will have access to similar investments to those referenced herein, that Vinci Capital will be successful in sourcing investments for any Fund at the same rate as it has in the past or that any of the prospective investments detailed herein will be completed or will be profitable if completed. Totals may not sum exactly, due to rounding. Chart presented for illustrative purposes only.

Notes to page 106:

Notes: [1]This number includes amounts invested through FIP Brasil Energia, a fund managed by Vinci Partners' predecessor firm. Certain employees of the Manager co-managed this fund. Upon the inception of Vinci Partners in 2009, the management of FIP Brasil Energia remained with Vinci Partners' predecessor firm. Vinci Partners does not claim ownership of the track record related to assets acquired through FIP Brasil Energia.

Notes to page 223:

[1]Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions; [2]Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization; [3]Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit; [4]Contingent consideration adjustment (after-tax) related to Vinci SPS' acquisition, reflects the change in the earn out's fair value to be paid in 2027. On June 30, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

Notes to page 225:

[1]FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters; [2]Other financial expenses include the interest related to Vinci SPS' acquisition; [3]Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization; 4DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

VINCI PARTNERS INVESTOR DAY 2023 227

Notes and Definitions

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our private credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in private credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

VINCI PARTNERS INVESTOR DAY 2023 228

229 VINCI PARTNERS INVESTOR DAY 2023 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Managemen t a nd Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and pri vate credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

230 VINCI PARTNERS INVESTOR DAY 2023 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário : Fund of Funds that invests in other listed REITs, combining income with capital gain.

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